SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of      December, 2003

     ATI TECHNOLOGIES INC.
(Translation of Registrant’s Name into English)

     1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                                          Form 20-F                 Form 40-F   X

             (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                                     Yes                         No   X

Page 1 of 68 Pages
Index is located on Page 2

INDEX

Document	Page Number

2003 Annual Report	3

Signature Page	68

ATI TECHNOLOGIES INC. / 2003 ANNUAL REPORT

When does vision become visionary? Sight transform into insight? Seeing go beyond believing? At ATI, we take you to a place beyond imagination with trail-blazing graphic and digital media solutions. Welcome to where your creativity and productivity can be unleashed by revolutionary technologies and forward thinking. ATI. Innovation redefined.

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2003 revenues of approximately $1.4 billion, ATI has more than 2,200 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Revenues			Adjusted EPS (diluted)			Gross Margin
$ billions			$			%

1.0	1.0	1.4	(0.07)	0.19	0.27	23.2	32.8	31.3

01*	02*	03	01*	02*	03	01*	02*	03
*Restated			*Restated			*Restated

2        ATI 2003

FINANCIAL highlights

For years ended August 31 (In millions of U.S. dollars, except per share amounts) (unaudited)	2003	2002	2001

		(Restated)	(Restated)

STATEMENT OF OPERATIONS
Revenues	$1,385.3	$1,015.8	$1,040.4
Net income (loss)	35.2	(49.1)	(53.8)
Net income (loss) per share
Basic	$0.15	$(0.21)	$(0.23)
Diluted	$0.14	$(0.21)	$(0.23)
Adjusted net income (loss)	67.0	48.1	(15.8)
Adjusted net income (loss) per share
Basic	$0.28	$0.20	$(0.07)
Diluted	$0.27	$0.19	$(0.07)

BALANCE SHEET
Working capital	430.3	357.8	321.3
Total assets	1,116.1	909.4	845.0
Shareholders’ equity	699.6	643.2	679.4

OTHER
Cash flow from operations	105.4	56.9	101.9
Current ratio	2.17:1	2.50:1	3.14:1

Revenues, net income (loss), net income (loss) per share, adjusted net income (loss) and adjusted net income (loss) per share of prior periods have been restated. See note 1 to the Consolidated Financial Statements for an explanation of this change. For a reconciliation between adjusted net income (loss) and net income (loss) which is determined in accordance with generally accepted accounting principles, please refer to “Adjusted Net Income (Loss)” in Management’s Discussion and Analysis on page 18.

Cash Position			Inventories			Operating Cash Flow
$ millions			$ millions			$ millions

216.5	236.9	350.7	111.9	192.1	176.5	101.9	56.9	105.4

01	02	03	01*	02*	03	01	02	03
			*Restated

ATI 2003 3

AT A glance

	Market Size	Projected Growth	ATI Value Proposition	ATI Product Line

Desktops	The worldwide desktop PC market is estimated to grow to 114.6 million units in 2004 (source: IDC).	The worldwide desktop PC market is estimated to grow to 135.5 million units in 2007 (source: IDC).	RADEON™ visual processing units (VPUs) continue to expand the visual experience by delivering unparalled performance and technology leadership at every pricepoint.	RADEON™ 9800 RADEON™ 9700 RADEON™ 9600 RADEON™ 9200

Notebooks	The notebook market is estimated to grow to 43.6 million units in 2004 (source: IDC).	The notebook market is estimated to grow to 62.4 million units in 2007 (source: IDC).	MOBILITY™ RADEON™ graphics solutions provide outstanding performance and advanced power management features.	MOBILITY™ RADEON™ 9600 MOBILITY™ RADEON™ 9200 MOBILITY™ RADEON™ 9000 MOBILITY™ RADEON™ 7500

Workstations	The workstation market is estimated to grow to 1.5 million units in 2004 (source: IDC).	The workstation market is estimated to grow to 1.58 million units in 2007 (source: IDC).	FireGL™ delivers ideal performance and enables hardware accelerated rendering for digital content creation (DCC) and computer-aided design (CAD), accelerating the production pipeline.	FireGL™ T2-128 FireGL™ Z1-128 FireGL™ X1-128 FireGL™ X1-256 FireGL™ X2-256

Integrated Chipsets	The market for integrated chipsets is estimated to be 112 million units in 2004 (source: Mercury Research).	The market for integrated chipsets is estimated to grow to 165 million units in 2007 (source: Mercury Research).	RADEON™ IGP are price-competitive solutions that deliver best-in-class graphics performance and support for advanced 3D and 2D features.	RADEON™ 9100 IGP RADEON™ IGP 330/340

4        ATI 2003

	Market Size	Projected Growth	ATI Value Proposition	ATI Product Line

Cell Phones & PDAs	The market for worldwide mobile phones is estimated to be 486 million units in 2004, over half of which will be color (source: Display Search).	The market for worldwide mobile phones is estimated to grow to 513 million units in 2007, 75% of which will be color (source: Display Search).	IMAGEON™ delivers graphically advanced, power saving technology for wireless, handheld and mobile communication devices.	IMAGEON™ 3200 IMAGEON™ 100

Digital TV Set-top Boxes	The market is estimated to be 62.1 million units in 2004 (source: Strategy Analytics).	The market is estimated to grow to 119.1 million units in 2007 (source: Strategy Analytics).	XILLEON™ and THEATER™-based solutions are ideal for consumer electronics markets including digital TVs and digital set-top boxes.	XILLEON™ 220 THEATER™ 310 THEATER™ 200

Game Console	The market is estimated to be 29.3 million units in 2004 (source: Strategy Analytics).	The market is estimated to grow to 35.8 million units in 2007 (source: Strategy Analytics).	‘Flipper’ chip is the central graphics core of Nintendo’s game console enabling software developers to create a wide variety of game titles for NINTENDO GAMECUBE.	‘Flipper’ chip for NINTENDO GAMECUBE

For more information, please go to ati.com

TO OUR shareholders

In 2003, we continued to expand ATI’s prospects by successfully executing our strategy.

We solidified our product and technology leadership. We captured share in existing markets and entered new markets to produce growth. We strengthened our operational performance and delivered improved profitability.

Our accomplishments in 2003 reconfirmed our direction, and encourage us to pick up the pace even more in 2004.

K.Y. Ho Chairman and CEO / David E. Orton President and COO

6        ATI 2003

Our strategy is straightforward. We strive through innovation to achieve leadership in products and technologies. We then leverage our technologies to expand and create new markets. Focused execution of this strategy, combined with sustained operational excellence, produces growth and improved financial results.

>>>> OUR FOCUSED GROWTH STRATEGY

1	Product & Technology	•	Consistently raise the technology, innovation and performance bar in all segments of the PC market

2	Establish a Franchise in the Integrated Graphics Market	•	Bring ATI’s core visual processing expertise to the IGP market, creating an exceptional value proposition for the volume segment

3	Expand in Consumer Electronics Market Segments	•	Leverage our core technology base and expertise in the PC market with products that reach beyond the PC

4	Improve Operational and Financial Performance	•	Continuously enhance operational efficiencies and implement sustainable cost improvements

ATI 2003 7

In 2003 we made great strides. Now we are quickening the pace.

PRODUCT LEADERSHIP
Product and technology leadership is key to our strategy. Through leadership, we penetrate our target markets and drive our high-end technologies into the mainstream and value segments. Through leadership, we leverage our core technologies to expand markets and create new growth opportunities.

In 2003, we once again achieved leadership in the PC market. Our RADEON™ 9800 led the way in the high-end enthusiast desktop PC market receiving rave reviews from customers and PC media alike. Our RADEON™ 9600 brought performance leadership to the mainstream and delivered an extreme gaming platform to this large volume segment. Our RADEON™ 9200 raised the performance bar in the value discrete segment. At the same time, we also delivered new leading products into the notebook, workstation and home media PC markets.

We’ve worked hard over the past three years to achieve leadership because leadership produces our growth and drives our financial performance. Now we need to work even harder to maintain our leadership position and define new directions for visualization in our industry.

This means moving quicker and anticipating better. It means responding to customer needs faster than ever. It also means aspiring to new levels of engineering and design excellence. And it means reaching out and building on partnerships with industry leaders. Today innovation takes on a new sense of urgency...at ATI we know this as innovation redefined.

EXPAND INTO THE VOLUME INTEGRATED CHIPSET (IGP) MARKET
More than half of the PC graphics chips shipped today are integrated graphics processors. We made a strong entry into this business in 2003, from zero to a leading marketshare position in the notebook IGP segment within 12 months. We did this by leveraging our leading visual processing technology and integration expertise to deliver a compelling value/performance proposition.

In the summer of 2003, we introduced our IGP products for the desktop, including the RADEON™ 9100 IGP. We gained enthusiastic acceptance in this segment with a growing list of design wins and new channel partnerships, most notably ASUS and MSI, complementing existing ODM partnerships.

DIGITAL CONSUMER MARKETS
We also made breakthrough achievements in leveraging our core technologies beyond the PC into the digital consumer markets.

We refined our strategy in the handheld market to focus on the high-volume color and feature cell phone segment. Our strengths in display graphics, digital video, power consumption and integration have enabled us to deliver an attractive value, performance and size proposition to this fast growing market.

Among the notable milestones was that Motorola selected our IMAGEON™ products for their new GSM feature phones. Volume shipments began in the fourth quarter of the fiscal year.

We made similar progress in the television market in 2003 as the transition from analog to digital television began to gather momentum. Key manufacturers including Sony, Epson and Scientific Atlanta chose XILLEON™ chips to drive their new DTV products. Each is a leader in the television, projection and set-top box markets respectively.

By delivering both superior visual processing horsepower and leading signal conversion technology, ATI brings a compelling one-stop value proposition to the DTV market. With design wins among many of the top TV manufacturers, we are well on our way to building another strong franchise in this fast growing market.

8        ATI 2003

OPERATIONAL EFFECTIVENESS AND FINANCIAL PERFORMANCE
We made great strides in achieving our operational goals and delivering improved financial performance.

Revenues increased by 36%. Gross margin increased steadily during the fiscal year ending at the top end of our target range at 35.6%. Adjusted net income per share on a diluted basis grew by 42% to $0.27. Our operational effectiveness also improved: supply chain initiatives enabled us to increase our inventory turns and a focus on improving yields and decreasing costs led to higher gross margins.

Steady improvement in many financial metrics this year was the result of the relentless execution of our strategy.

OUTLOOK
We will continue to build on our momentum in fiscal 2004.

We will enter the desktop IGP market building on our strong performance in the notebook segment of this volume market. Our RADEON™ 9100 IGP will begin volume shipments in the first quarter of fiscal 2004.

We are targeting deeper penetration into high-value markets including workstations and home media PCs.

We also expect our digital consumer businesses to grow. The market for color and feature phones is growing rapidly and our IMAGEON™ products are well positioned to capture a greater share of this market.

In 2004, the first of a new wave of digital televisions powered by ATI’s XILLEON™ products will begin shipping. We expect to add to our growing base of design wins during the year as the transition to DTV begins to gain momentum.

We will continue to deliver our products on a timely basis and hit market windows. We are ready to lead the transition to PCI Express, being the first VPU manufacturer to build and demonstrate PCI Express products. We will also continue to bring our technology and expertise to new markets—anticipating inflection points and exhaustively preparing our plan of attack. We remain ever attentive to our customers’ needs and diligent in our response.

Strategic focus gives us clear direction and our sense of urgency and desire to exceed our customers’ expectations propels us forward. This combination gives us the confidence to explore new markets, develop new products and reach new customers.

We have proven over the past few years that by doing these things well—we deliver results.

K.Y. Ho (signed) Chairman and CEO November 14, 2003	David E. Orton (signed) President and COO

ATI 2003 9

Management’s
Discussion and Analysis

ABOUT FORWARD-LOOKING STATEMENTS
Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This Annual Report and Management’s Discussion and Analysis (“MD&A”), and in particular the outlook sections of this MD&A, contain forward-looking statements about ATI’s objectives, strategies, financial condition and results. These “forward-looking” statements are based on current expectations and entail various risks and uncertainties.

It must be noted that:

  Forward-looking statements describe our expectations on the day they are made. For the MD&A, it is November 14, 2003.
  Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward-looking statements will materialize.
  We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Risks that could cause our actual results to materially differ from our current expectations are outlined in the Risks and Uncertainties section of this MD&A.

10 ATI 2003

This MD&A comments on ATI’s operations, performance and financial condition for the three years ended August 31, 2003. The MD&A should be read in conjunction with ATI’s 2003 Consolidated Financial Statements and accompanying notes beginning on page 28 of this Annual Report. All current and historical amounts quoted in this MD&A, in the Consolidated Financial Statements and elsewhere in this Annual Report reflect the accounting change described in note 1 to the Consolidated Financial Statements. All tabular amounts are expressed in thousands of U.S. dollars except per share amounts.

In this MD&A, ATI, we, us and our mean ATI Technologies Inc. and its subsidiaries.

The MD&A is presented in four sections:

About Our Business describes our business, strategy and outlook.

Financial Results Analysis provides a detailed review of our financial performance for the past three years. It focuses on operating results as well as liquidity and capital resources.

Risks and Uncertainties examines uncertainties and challenges that could affect our business.

Our Accounting Policies describe our critical accounting policies and the key estimates and assumptions that management has made in the preparation of our financial statements. It also provides a description of changes in accounting standards used to prepare our financial statements.

About Our Business
ATI is a world leader in the design and manufacture of component-level graphic silicon solutions. An industry pioneer since 1985, ATI is one of the world’s foremost providers of visual processors. Our products allow users to interact with the digital world, and harness the power of technology to create rich cinematic visual experiences.

We are dedicated to the delivery of leading-edge performance solutions for the full range of desktop and notebook personal computer (PC), workstation, digital television (DTV), set-top box, game console, color mobile phone and handheld markets.

We had revenues of about $1.4 billion in fiscal 2003. In addition, more than 2,200 employees work at ATI in offices in the Americas, Europe and Asia.

ATI TERMS EXPLAINED
We use certain acronyms to identify some of the main product categories in our business.

VPUs and GPUs
Visual processing units (VPUs) or graphics processing units (GPUs) are semiconductor chips that increase the speed and complexity of the images that can be displayed on a computer monitor. They also enhance screen resolution and color definition.

VPUs or GPUs off-load the burden of visual processing from the computer’s microprocessor or central processing unit (CPU). In this way the dedicated VPU and CPU work in tandem to increase overall speed and performance of the PC.

Though both VPU and GPU refer to the same general category, we use VPU to distinguish our more recent generations of processors beginning with the introduction of the RADEON™ 9700—the first graphic processor to enable full rendering in real time.

IGPs
Integrated graphics processors (IGPs) are semiconductor chips that combine the graphics processor with one or more other core logic functions such as memory, input/output and communications controllers on one chip.

Visual Processing Units for PCs
ATI designs, engineers, manufactures and markets VPU, GPU and IGP products to original equipment manufacturers (OEMs) and system integrators (SIs) who build them into their personal computers (PCs); original design manufacturers (ODMs) and add-in-board manufacturers (AIBs) who add them to their PC motherboard products or who use them in their graphic board products, as well as retailers.

ATI 2003 11

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Desktop
Our discrete desktop VPUs and GPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We deliver an array of performance/value propositions for mainstream, performance and enthusiast PC markets. We also design and build VPU and GPU solutions for the advanced workstation and home media markets.

Our integrated desktop IGP addresses the value segment of the PC market. We bring speed and an excellent visual experience to the sub-$1,000 PC market.

Notebook
Our notebook GPUs address the portable or laptop computer segment. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook GPUs that meet and exceed these expectations in value, mainstream and enthusiast categories. We also build notebook VPU and GPU solutions for the workstation and home media markets.

Our integrated notebook IGPs target the value category of the portable or laptop computer segment. Our products combine excellent graphic performance and low power consumption at a value price-point.

Visual Processing Products for Consumer Electronics
Many consumer electronics today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs. An easy-to-use display is typically the next consumer priority.

ATI has been working for several years to leverage our core technology, visual processing expertise and power management know-how in certain consumer markets. Initially we have targeted three end user markets: handheld devices, including color mobile phones; digital television, including set-top boxes; and game consoles.

Color mobile phones, PDAs and handheld devices
The latest generation of color mobile phones, PDAs and other handheld devices is driving demand for more advanced visual processors. Higher resolution panels, higher performing embedded processors as well as increased internal and removable storage are contributing to the revolution in handheld and mobile communication devices.

Our IMAGEON™ product line brings leading visual processing along with power saving technology and a high level of integration.

Digital television including set-top boxes
Digital television is another key consumer electronics market for ATI. The U.S. Federal Communications Commission has mandated that all televisions sold in the U.S. be equipped with a digital tuner by 2007. Worldwide, the transition to digital delivery of television signals is well underway.

We are leveraging our core technology in visual processors and multimedia by designing and manufacturing component-level visual and signal processing technologies for the digital TV and set-top box markets. Our XILLEON™ and THEATER™ product lines are cost-effective and highly integrated solutions for this market.

Game consoles
We leverage our core visual processing technology in the game console market where we currently provide visual processing technology to Nintendo for its GAMECUBE game consoles. We have entered into technology development agreements with game console manufacturers Nintendo Co., Ltd. for future products and Microsoft Corp. for future Xbox® products and services.

BUSINESS STRATEGY AND 2003 PROGRESS AND ACHIEVEMENTS
Our past and future success is driven by consistent execution of four critical strategies—securing and maintaining product and technology leadership, entering and establishing a franchise in the IGP market, building momentum and scale in the consumer electronics markets and improving our operational and financial performance.

12 ATI 2003

BUSINESS STRATEGY AND OBJECTIVES	2003 ACCOMPLISHMENTS

Product and Technology Leadership Consistently raise the technology innovation and performance bar in all segments of the PC market.

We Raised the Bar Again in 2003
Continued to introduce industry-leading technology at the high-end of the desktop PC market with the introduction of the RADEON™ 9800.

Leveraged high-end performance VPUs into the important mainstream and value market segments with the introduction of the RADEON™ 9600 and the RADEON™ 9200.

Establish a Franchise in the IGP Market Bring ATI’s core visual processing expertise to the IGP market that represents about 50% of graphics processor shipments today.

Captured a Leading Share
of the IGP Notebook Market
In 2003, we started shipping our RADEON™ IGP 340 and 320 products for the notebook market. Over 10% of our revenues for 2003 came from these two products.

We introduced a series of new IGP products culminating in the release of the RADEON™ 9100 IGP and MOBILITY™ RADEON™ 9100 IGP. Strong customer acceptance of our value/performance proposition has contributed to our successful launch in the IGP market.

We partnered with key motherboard manufacturers including ASUS, Gigabyte, MSI, and PC Partner that will help us penetrate the desktop integrated market in fiscal 2004.

Expand in Consumer Electronics
Market Segments
Leverage our core technology base and expertise in the PC market with products that reach beyond the PC and address the DTV, handheld and game console markets.

Volume Shipments of IMAGEON™ into
the Color Cell Phone Market
We secured design wins and started shipping to Motorola, a leading cell phone manufacturer.

Achieved Broad-Based Acceptance
of ATI’s DTV Solutions
Design wins from Sony, Epson and Scientific-Atlanta, the respective leaders in television, projector and set-top box manufacturing represent important milestones in our DTV business. We expect continued momentum in this segment in 2004.

Agreements with Game Console Manufacturers
We signed new multi-year technology development agreements for future products with Nintendo Co., Ltd. and Microsoft Corp. for their Xbox® products and services.

Improve Operating and Financial Performance Continuously improve all areas of ATI’s operations to achieve and exceed our financial objectives.

Steady Improvement in Financial
and Operating Performance
We increased revenue by 36% in fiscal 2003 on a year-over-year basis as a result of technology leadership in the high-end desktop as well as entry into notebook integrated. Our adjusted net income increased to $67.0 million in fiscal 2003 from $48.1 million last year.

In 2003, we improved our inventory management controls and increased our inventory turns to 5.2 from 4.5 in 2002.

BUSINESS OUTLOOK FOR FISCAL 2004
We expect that the overall PC market will experience growth in units shipped in fiscal 2004. Both desktop and notebook segments will likely grow, but notebook is expected to produce much higher growth than desktop. We also expect to see some fairly robust growth in both the DTV market and the color cell phone market, each representing new market opportunities for ATI.

Although we expect growth from our existing franchises in desktop discrete, notebook discrete and notebook IGP products, we expect much of our fiscal 2004 revenue growth to come from products sold into the handheld, DTV and desktop IGP markets.

Based on this outlook for the markets for our products, we expect ATI’s financial performance will improve in 2004 relative to 2003.

ATI 2003 13

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Financial Results Analysis
This section discusses the financial results of ATI Technologies Inc.

During fiscal 2003, ATI reviewed its revenue recognition accounting policy as it is applied to the shipment of products to our customers. Following this review, we corrected our revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risk and rewards of ownership have been transferred to the customer. This change and the related income tax effect have been applied retroactively. The financial statements of all prior periods presented for comparative purposes have been restated to give effect to this change. Details are provided in note 1 in the accompanying financial statements.

Our financial results have been and will continue to be subject to quarterly and other fluctuations. For a discussion of factors affecting our operating results, please refer to “Risks and Uncertainties” on page 22.

OPERATING RESULTS
The following table compares operating results for our three most recent fiscal years. Each line item is expressed as a percentage of revenues.

Comparison of Operating Results unaudited	2003			2002			2001

				(Restated)			(Restated)
REVENUES	$1,385,293	100.0%		$1,015,779	100.0%		$1,040,365	100.0%
Cost of goods sold	952,001	68.7%		682,385	67.2%		799,038	76.8%

Gross margin	433,292	31.3%		333,394	32.8%		241,327	23.2%

EXPENSES
Selling and marketing	96,925	7.0%		77,920	7.7%		75,594	7.2%
Research and development	212,976	15.4%		164,609	16.2%		149,465	14.4%
Administrative	39,413	2.8%		35,662	3.5%		37,261	3.6%
Amortization and write-down of
goodwill and intangible assets	10,767	0.8%		97,501	9.6%		114,507	11.0%
Other charges	28,724	2.1%		–	0.0%		–	0.0%

	388,805	28.1%		375,692	37.0%		376,827	36.2%

NET INCOME (LOSS) FROM OPERATIONS	44,487	3.2%		(42,298)	(4.2%	)	(135,500)	(13.0%)
Interest and other income, net	4,382	0.3%		732	0.1%		64,131	6.1%
Interest expense	(1,899)	(0.1%	)	(659)	(0.1%	)	(1,180)	(0.1%)

Income (loss) before income taxes	46,970	3.4%		(42,225)	(4.2%	)	(72,549)	(7.0%)
Income taxes (recovery)	11,741	0.9%		6,854	0.6%		(18,760)	(1.8%)

NET INCOME (LOSS)	$35,229	2.5%		$(49,079)	(4.8%	)	$(53,789)	(5.2%)

NET INCOME (LOSS) PER SHARE
Basic	$0.15			$(0.21)			$(0.23)
Diluted	$0.14			$(0.21)			$(0.23)

ADJUSTED NET INCOME (LOSS)*
Adjusted net income (loss)	$67,015			$48,078			$(15,836)
Adjusted net income (loss) per share
Basic	$0.28			$0.20			$(0.07)
Diluted	$0.27			$0.19			$(0.07)

*Please see table titled “Reconciliation of Adjusted Net Income (Loss)” included on page 18.
14 ATI 2003

Adjusted net income is a “non-GAAP financial measure” that does not have an established meaning under generally accepted accounting principles (“GAAP”), but is referred to in this Annual Report because management of ATI believes that it is indicative of our operating performance and is generally used by investors to evaluate companies in the graphics industry. Such term may not be comparable to similarly titled measures presented by other publicly traded companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

REVENUES
In fiscal 2003, ATI’s revenues grew by 36%.

Revenues increased by $370 million to approximately $1.4 billion in 2003. This increase was primarily a result of our strong entry into the notebook IGP market and a growing demand for our high performance desktop products. Overall growth in the notebook market also contributed to growth in discrete and integrated notebook products.

Over 55% of our revenues in 2003 were generated by our desktop discrete products which was a relative decrease compared to 2002 where desktop products represented over 60% of revenues. Over 40% of revenues in 2003 were generated by our notebook products, with over 10% of our overall sales coming from our notebook IGP products—a new market segment for us. In 2002, notebook product sales represented about a third of our revenues. Notebook market growth as well as our entry into the notebook integrated market contributed to this shift in 2003.

Royalties and licensing income from our Nintendo business continued to represent less than 5% of revenues in 2003, and in absolute dollars were slightly lower in 2003 relative to 2002.

Revenues
$ billions

1.0	1.0	1.4

01*	02*	03
*Restated

Our transition from primarily a board-level manufacturer to a component-level manufacturer was substantially completed in 2003, with over 90% of our units shipped as chips, representing about 70% of our consolidated revenues this year. As we ended 2003, about 95% of our units shipped in our PC business were components. Our transition to a component supplier has opened up new channels and markets for us, specifically in the Asia-Pacific region, further contributing to our revenue growth.

In 2003, three customers accounted for 40% (16%, 13% and 11% respectively) of total revenues. In 2002, only one customer represented over 10% of our sales, at 21%. Our top ten customers accounted for approximately 70% of revenues in 2003 compared with 71% last year.

Our revenues declined 2.4% in 2002 versus 2001 primarily as a result of the ongoing transition in ATI’s business from board sales to component sales. Unit sales volume increased in 2002, but with an increased mix of lower dollar components versus boards.

Gross Margin
In 2003, gross margin was 31.3%, down 1.5 percentage points from gross margin of 32.8% generated in the previous year. Two factors in the first quarter contributed to lower margin early in the fiscal year. First, we wrote-down the inventory value of certain products and, second, we experienced a slower than expected implementation of planned cost reductions.

In the remaining three quarters, however, our gross margin climbed steadily and exceeded 35% in the fourth quarter. We achieved higher margins on our board-level products, reflecting the strength of our high-end products. We also saw improvement in desktop chip margins largely due to higher margins from new products, as well as improved contribution of our consumer business.

The increase in gross margin percentage was somewhat moderated by lower margins on our “embedded memory” products sold into the notebook PC market. Certain of our notebook products include third party memory. The memory is generally passed through with a limited markup. This results in reduced gross margin percentage.

Gross Margin
$ millions

241.3	333.4	433.3

01*	02*	03
*Restated

Our consumer electronics products began to contribute positively to gross margin in the last quarter of 2003.
ATI 2003 15

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Gross margin in 2002 of 32.8% increased significantly from 23.2% in the prior year due to a higher percentage of component sales primarily resulting from our transition to a chip model, Nintendo royalty income, a full year of relatively high margin workstation revenues, lower cost memory than in 2001, and better margin on competitive board products. The increase was slightly offset by lower margin in the fourth quarter of 2002 as a result of weakness in the notebook market.

EXPENSES
Operating Expenses
ATI’s headquarters are in Markham, Ontario, Canada. Our overhead and staffing costs were approximately $160 – $170 million CDN in fiscal 2003. The rise in the value of Canadian dollar relative to the U.S. dollar from 64 cents to 73 cents had an approximate US $5.6 million negative impact on our operating expenses in 2003. Should the Canadian dollar remain at current levels of 76 cents relative to the U.S. dollar, we expect an approximate US $17 million increase in expenses in fiscal 2004 relative to 2003 solely due to the increase in the value of the Canadian dollar.

Selling and Marketing Expenses
Our selling and marketing expenses climbed 24.4% in 2003 to $96.9 million.

As a percentage of revenues, our selling and marketing expenses declined to 7.0% in 2003 from 7.7% last year.

Selling and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, direct sales costs, promotional and advertising costs, and travel and entertainment expenses.

Operating Expenses†
$ millions

262.3	278.2	349.3

01*	02*	03
*Restated †Total expenses before amortization and other charges

Brand marketing and product awareness are critical to the success of our business. Product launches, game developer programs and co-marketing programs with our OEM, AIB and retailing partners help to create demand for our products. In 2003, we increased investment in brand marketing and product awareness significantly compared to the prior year.

The white box, or system integrator channel, is an increasingly important distribution channel for ATI and one that already contributes positively to revenue and profitability. Approximately $11.5 million of our sales and marketing expenses in the form of variable selling expenses were used in support of our pursuit of business in this channel, particularly in the Asia-Pacific region.

AMI Technologies Corp. (“AMI”), our third-party sales and distribution partner in Asia-Pacific, generated increased sales and corresponding commissions in 2003. Subsequent to year-end, ATI purchased certain assets of AMI. With this acquisition, we expect to reduce our expenses associated with sales into this region in fiscal 2004.

Selling and marketing expenses increased in 2002 compared to 2001 as a result of marketing activities to promote the ATI brand, including advertising programs and increased expenses for new product launches.

16 ATI 2003

Research and Development Expenses
Our R&D expenses increased 29.4% to $213.0 million in 2003.

As a percentage of revenues, R&D expenses declined to 15.4% in 2003 from 16.2% last year.

R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

Investment in R&D is a key part of our strategy to maintain product and technology leadership. It has enabled us to expand into the IGP segment and open new markets in consumer electronics. We will continue to invest in R&D in support of our strategic objectives.

In 2003, our R&D expenses rose as a result of both an increase in staffing, as well as the cost of technology required to support the increasing complexity of our products, and a broader product line.

Key activities contributing to our higher R&D spending in 2003 included increased investment in the following:

Research and Development Expenses
$ millions

149.5	164.6	213.0

01	02	03

  Consumer products business to support our growing cell phone and DTV product lines, as well as one full year of expenses related to the NxtWave Communications Inc. (“NxtWave”) acquisition
  Desktop products business, including an additional $5.1 million in prototyping expenses
  Integrated products business primarily relating to expanding hardware engineering capability
  The expansion of our software engineering competencies
  Foreign exchange impact

R&D expenses increased by $15.1 million to $164.6 million from 2001 to 2002. This increase was attributable to the development and support of new products for the integrated chipset and consumer markets; the reflection of a full year of costs from the acquisition of the FGL Graphics division of SONICblue Ltd. in March 2001; the staffing of our 3D design teams in Marlborough, MA and Santa Clara, CA; a $1.5 million expense associated with the acquisition of NxtWave in June 2002; as well as higher product development costs, including increased prototyping costs.

Administrative Expenses
Our administrative expenses increased 10.5% to $39.4 million in 2003.

As a percentage of revenue, administrative expenses declined to 2.8% in 2003 from 3.5% in 2002.

Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology departments.

Administrative expenses in 2003 increased $3.8 million relative to 2002 as a result of additional personnel needed to support investments in R&D and marketing, as well as the foreign exchange impact. Most of our administrative expenditures are denominated in Canadian dollars.

The decrease in administrative expenses in 2002 compared to the prior year was primarily due to lower staffing levels in our board business and other areas resulting from our transition to a chip model.

ATI 2003 17

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Amortization of Intangible Assets	2003	2002	2001

Goodwill:
Amortization expense	$–	$73,134	$75,404
Write-down	–	10,319	–

	–	83,453	75,404

Intangible assets:
Amortization expense	10,767	8,963	34,592
Write-down	–	5,085	4,511

	10,767	14,048	39,103

	$10,767	$97,501	$114,507

Our total amortization expense fell by $86.7 million or 89.0% to $10.8 million in 2003.

This decrease is the result of discontinuing amortization of goodwill in response to new accounting standards. Please see “Our Accounting Policies” in this MD&A for more information.

Amortization expense totaled $97.5 million in 2002 compared to $114.5 million in 2001. The decline was the result of the completion in April 2001 of the amortization of the purchased-in-process R&D associated with the acquisition of ArtX Inc. (ArtX). This was slightly offset by the write-down of core technology and goodwill associated with the acquisitions of ArtX and Chromatic Research Inc. (Chromatic) that totaled $15.4 million during 2002.

During fiscal 2002, we conducted a comprehensive review of the carrying values of core technology and goodwill arising from the acquisitions of Chromatic and ArtX and concluded that there was a permanent impairment in these values. As a result, during the year we wrote off the remaining balances of core technology and goodwill arising from the acquisition of Chromatic totaling $4.8 million, and at year-end wrote off $4.2 million of core technology and $6.4 million in goodwill related to the ArtX acquisition.

Other Charges
We recorded other charges totaling $28.7 million in 2003 to settle litigation, to address issues related to an investigation by the Ontario Securities Commission (OSC), to reorganize our business in Europe, and to reflect lease exit charges. These charges are unusual in nature. Other charges are fully described in note 15 to the Consolidated Financial Statements.

Other charges included:

  $4.7 million net charge related to the settlement of U.S. class action lawsuits filed in May 2001.
  $5.8 million charge for costs incurred in connection with the OSC investigation and Notice of Hearing.
  $6.5 million charge to close our Dublin manufacturing operation and restructure our organization in Germany.
  $2.7 million charge to exit certain leased properties in Canada.
  $9.0 million settlement on a patent litigation suit with Cirrus Logic, Inc.

18 ATI 2003

Interest and Other Income Our interest and other income was $4.4 million in 2003.

	2003	2002	2001

Interest income on cash and short-term investments	2,802	4,916	4,005
Gains/(losses) on investments	3,876	(3,355)	61,216
Gains/(losses) on foreign exchange	819	(444)	(1,876)
Loss on disposal of fixed assets	(3,932)	(1,104)	(69)
Other income	817	719	855

Interest and other income, net	4,382	732	64,131

We disposed of certain long-term investments in 2003 enabling us to realize a gain of $3.9 million.

During fiscal 2002, we disposed of a portion of a long-term investment realizing a loss of $0.3 million. We then wrote down the remaining balance of this investment by $0.5 million to reflect the other-than-temporary decline in its value. The balance was then reclassified as a short-term investment as it was our intention to sell the remaining portion of this investment.

In 2002, we also received an additional 107,387 shares of Broadcom Corporation, valued at $2.1 million, resulting from the release of escrowed shares pursuant to the terms of the agreement to purchase our share investment in SiByte Inc. by Broadcom in the preceding fiscal year. On August 31, 2002, the Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

Interest Expense
Our interest expense increased to $1.9 million in 2003 from $0.7 million last year.

Our interest expense relates primarily to our capital lease obligation and mortgage for the building facility located in Markham, Ontario, a joint venture in which we hold a 50% ownership.

In 2002, interest expense also included our proportionate share of the interest expense related to the interim construction financing of the joint venture.

Income Taxes
Income tax expense increased to $11.7 million in 2003 from $6.9 million last year.

	2003	2002	2001

		(Restated)	(Restated)
Operating income tax expense (recovery)	15,570	10,553	(3,422)
Recovery of future tax liability related to intangible assets
(other than goodwill)	(1,679)	(3,547)	(16,329)
Income tax expense (recovery) related to sale of investments	6	(152)	991
Income tax recovery related to other charges	(2,156)	_	_

	11,741	6,854	(18,760)

ATI’s operating tax rate, which excludes the impact of the amortization of intangible assets related to acquisitions, and the effect of the gain (loss) on investments and other special charges, was 18.9% in 2003, 18.0% in 2002 and 17.8% in 2001. ATI’s tax rate is affected by the amount of net income earned in its various operating jurisdictions. See note 12 to the Consolidated Financial Statements.

ATI 2003 19

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Net Income (Loss)
Net income rose $84.3 million in 2003 to $35.2 million from a net loss of $49.1 million in 2002.

Net income rose in 2003 relative to 2002 as a result of several factors. Revenues and gross margin increased in 2003 while amortization expenses decreased significantly due to new accounting policies. Increases in operating expenses across all other functional areas in 2003 partially offset these improvements.

Our net loss in 2002 was $49.1 million compared to a net loss of $53.8 million in 2001. The decrease in net loss in 2002 compared to the prior year was largely due to improved gross margins.

Adjusted Net Income (Loss)
Adjusted net income (loss) excludes the after-tax effect of gain on investments, after-tax effect of other charges described in note 15 to the Consolidated Financial Statements, amortization of goodwill and intangible assets related to our acquisitions, and deferred tax recovery of future tax liability pertaining to intangible assets acquired, related to our acquisitions. Each of these items has been excluded from adjusted net income (loss) as they are not considered to be part of our normalized operations. While we recognize that adjusted net income (loss) does not have any standardized meaning described by GAAP, and that our adjusted net income (loss) calculation cannot be used as a comparison to other companies’ financial performance, we believe that our adjusted net income (loss) more appropriately reflects our operating performance.

Reconciliation of Adjusted Net Income (Loss)

unaudited	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) – GAAP basis	$35,229	$(49,079)	$(53,789)
Amortization of intangible assets	10,767	97,501	114,507
Other charges	28,724	–	–
Loss (gain) on investments	(3,876)	3,355	(61,216)
Tax recovery of other charges	(2,156)	–	–
Net tax on sale of investments	6	(152)	991
Deferred tax recovery of future tax liability	(1,679)	(3,547)	(16,329)

Adjusted net income (loss)	$67,015	$48,078	$(15,836)

Adjusted net income (loss) per share
Basic	$0.28	$0.20	$(0.07)
Diluted	$0.27	$0.19	$(0.07)

Our adjusted net income rose in 2003 as a result of increased revenues and gross margin, offset by increased operating expenses, excluding amortization of intangible assets and other charges. The increase in adjusted net income for 2002 compared to the prior year was largely due to improved gross margin, offset by higher overall operating expenses, excluding amortization of intangible assets.

LIQUIDITY AND CAPITAL RESOURCES
This section explains how we manage our cash and capital resources to carry out our strategy and deliver financial results.

2003 Highlights and Outlook for 2004
In 2003, our primary objectives in managing liquidity and cash flows were:

  Ensuring financial flexibility to support growth and entry into new markets
  Improving inventory management and targeting inventory at about 60 days usage

We generated positive cash flows from operations from our net income and improvements in working capital in the period. We are targeting continuing improvement in cash flows and modestly lower inventory levels relative to sales in fiscal 2004.

20 ATI 2003

Cash Position The table below is a summary of our cash inflows and outflows for each of the past three years:

unaudited	2003	2002	2001

		(Restated)	(Restated)
Net income (loss)	$35,229	$(49,079)	$(53,789)
Non-cash add backs	12,883	125,620	56,247
Working capital changes	57,337	(19,599)	99,485
Issue of common shares	20,977	12,495	4,687
Bank indebtedness	(12,015)	3,266	8,749
Net movement in long-term debt	9,645	(312)	–
Net purchases to capital assets	(16,390)	(30,111)	(31,091)
Net proceeds from sale of long-term
investments, net of purchases	7,569	–	62,561
Net purchases of short-term investments	(135)	(4,649)	(40,597)
Acquisitions	–	(22,118)	(9,201)
Other	(1,140)	362	–

	113,960	15,875	97,051
Foreign exchange loss	(181)	(204)	(431)
Net increase in cash and cash equivalents	$113,779	$15,671	$96,620

Cash, cash equivalents and
short-term investments	$350,689	$236,927	$216,455

Our cash position (cash, cash equivalents and short-term investments) increased 48.0% to $350.7 million in fiscal 2003 as a result of improved revenues and operational performance in 2003, as well as $37.5 million of deferred revenue that was recorded for development agreements with Microsoft Corp. and Nintendo Co. Ltd.

We have access to $25.4 million in credit facilities at August 31, 2003 compared to $101.0 million at August 31, 2002. We had access to $101.0 million in credit facilities at the end of fiscal 2002 compared to $98.0 million at August 31, 2001.

As at August 31, 2003, we are committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments and mortgage payments:

Cash Position
$ millions

216.5	236.9	350.7

01	02	03

	Total	2004	2005	2006	2007	2008	Thereafter

Commitment related to
office premises, license
and royalty agreements	$79,451	$22,494	$20,491	$9,666	$6,207	$6,252	$14,341
Commitment related to
capital lease	26,995	1,784	1,784	1,784	1,858	1,962	17,823
Commitment related to
mortgage	16,797	1,493	1,493	1,493	1,493	1,493	9,332

Total commitments	$123,243	$25,771	$23,768	$12,943	$9,558	$9,707	$41,496

We believe that cash flows from operating activities, together with our cash position and borrowings available under our credit facilities, will be sufficient to fund currently anticipated working capital, planned operating and capital expenditures and debt service requirements for the next 12 months.

ATI 2003 21

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Operating Activities – Working Capital
Accounts Receivable
Our accounts receivable increased by 66.2% at August 31, 2003 compared to the prior year-end, due largely to increased product sales in the fourth quarter.

At August 31, 2003, 93.3% of accounts receivable were less than 60 days outstanding, compared with 92.3% at August 31, 2002. We have Export Development Corporation insurance covering approximately 89.8% of our total accounts receivable at August 31, 2003 compared to 81.2% last year. Days sales in accounts receivable increased to 53 days in 2003 compared to 50 days in 2002. At August 31, 2003, one customer accounted for 18% of our accounts receivable balance.

Accounts receivable increased by 19.6% to $141.1 million at August 31, 2002 compared to the prior year-end, due to slightly longer payment terms in our industry as well as greater than usual amount of product sold in the last few weeks of the fiscal year as our new product lines began to ship.

Accounts Receivable
$ millions

118.0	141.1	234.5

01*	02*	03
*Restated

At August 31, 2002, 92.3% of our accounts receivable were less than 60 days outstanding, compared with 95.2% at August 31, 2001. We had Export Development Corporation insurance covering approximately 81.2% of our total accounts receivable at August 31, 2002 and 81.3% at our prior year-end. Days sales in accounts receivable increased to 50 days in 2002 compared to 38 days in 2001. At August 31, 2002, one customer accounted for 12% of our accounts receivables.

Inventories
Inventories on hand decreased at August 31, 2003 to $176.5 million.

Inventories declined by 8.1% to $176.5 million at the end of 2003 compared to inventories at the end of fiscal 2002. Inventory levels in 2003 were in line with our target of 60 days.

In 2003, we continued to implement an inventory management program to reduce inventories of raw materials, work in progress and finished goods.

Inventories on hand increased significantly in the last two quarters of fiscal 2002 as we ramped up production of our new products. We also encountered a slower turn of our existing product line during this time frame.

Inventories increased by $80.2 million at the end of 2002 compared to August 31, 2001 as a result of lower than expected sales in the last two quarters of the year and increased purchases to support new product introductions.

Inventories
$ millions

111.9	192.1	176.5

01*	02*	03
*Restated

Accounts Payable and Accrued Liabilities
Accounts payable increased to $191.2 million in 2003 from $172.1 million in the prior year as a result of increased inventory purchases for our new product lines and the timing of payments to our suppliers.

In 2002 accounts payable increased to $172.1 million from $79.7 million at the prior year-end as a result of the timing of payments to suppliers and increased inventory purchases for the new product lines.

Accrued liabilities increased to $136.7 million in 2003 compared to $49.4 million in 2002. The increase is largely a result of the timing of payments related to sales rebates and price protection which are also a function of sales, as well as accruals related to other charges noted above, some of which were accrued in the last quarter of the year.

There was no significant change in accrued liabilities in 2002 compared to 2001.

Deferred Revenue
Deferred revenue increased to $37.7 million in 2003 from $0.3 million in 2002.

This deferred revenue is associated with two development contracts, where we have recorded amounts relating to these contracts, but have not yet recognized the revenue. The revenue will be recognized as services are provided under each of the respective contracts.

22 ATI 2003

Financing Activities
We generated cash from common shares issued from the exercise of stock options totaling $21.0 million in 2003, compared to $12.5 million in 2002.

Cash generated from common shares issued from the exercise of stock options was $12.5 million in 2002 compared to $4.7 million in 2001.

Our bank indebtedness, which arose from the short-term financing provided to the joint venture to construct our new building, declined to nil from $12.0 million in the prior year. Upon completion of the new building a long-term mortgage was obtained in 2003 by the joint venture resulting in an increase of our long-term debt obligations.

Investing Activities
Our capital expenditures net of disposals declined to $16.4 million in 2003 from $30.1 million in 2002. This reduction in capital expenditures reflects the completion of our new head office facility in Markham, Ontario in 2002. Engineering equipment and leasehold improvements comprised the majority of capital expenditures in 2003. Capital expenditures in 2004 are expected to be in the same range as 2003.

Capital expenditures in 2002 were $30.1 million, compared to $31.1 million in fiscal 2001. The majority of these expenditures related to the construction of our new building which was completed in fiscal 2002.

In 2002 capital additions included $22.4 million of additions to building-in-progress. In 2001, capital additions included building-in-progress additions of $11.5 million, representing our 50% share of the costs incurred to construct our new building that were subsequently transferred into building under capital lease. Laboratory, computer equipment and software purchases accounted for another $16.2 million in capital additions in 2001.

Long-Term Investments
From time to time, we make equity investments in other companies, generally in conjunction with a technology relationship. In 2003, we invested $2.5 million in these types of investments.

During fiscal 2003, we disposed of all of our remaining shares in Broadcom Corp., realizing a gain of $3.8 million.

In 2002 we did not make any long-term investments.

SUBSEQUENT EVENT
On September 2, 2003, we announced the acquisition of certain assets of AMI, our exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.0 million. This acquisition strengthens our direct presence in these critical and rapidly growing markets. The majority of AMI’s sales, marketing and field applications personnel will join ATI. The remaining personnel will stay with AMI as it continues to act as our sales agent in the region.

CLAIMS AND PROCEEDINGS
In January 2003, we announced that staff of the OSC had filed a Notice of Hearing and Statement of Allegations in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals including K.Y. Ho, the Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. A hearing has been scheduled for February – March 2004.

See notes 15 and 21 of the Consolidated Financial Statements regarding other claims and proceedings affecting ATI.

ATI 2003 23

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Risks and Uncertainties
Our financial results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and within a quarter, revenues may vary from month to month. In addition, our operating expenses are largely independent of revenues in any particular period. Therefore, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products must be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of competitors’ actions in the marketplace.

Should our new products, including integrated chipset products, and products for the consumer electronic device market, not offer the features and performance required by our customers or fail to achieve meaningful marketshare, our operating results will be negatively impacted. Our ability to develop new products is dependent upon our ability to obtain licenses to emerging industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms.

As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past and could affect them in the future include, among other things:

  Levels of growth or decline in the PC industry;
  Rapid and frequent technological change in the PC graphics industry;
  Demand and acceptance of our products and those of our customers, including integrated graphics components and consumer electronics;
  Successful and timely development and production of next-generation products, including products for the consumer device market;
  Introduction of new products by our competitors;
  Availability of licenses for emerging industry technology or other intellectual property rights necessary for the development of new products by ATI;
  Changes to our overall average selling price resulting from competitive pressures;
  Delays or early introduction of new microprocessors or their related chipsets;
  Changes to our overall product mix or the geographic regions where our products are sold;
  Research and development costs associated with the development of new products;
  Increasing product line complexity and our related management of inventory;
  Unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards and packaging costs;
  Changes to the expected yield of our component products;
  Excess or shortage of manufacturing capacity;
  Volume of orders received that can be filled in the quarter;
  Seasonal and variable demand associated with the PC industry;
  Addition or loss of significant customers; and
  Supply constraints and disruptions for other components incorporated into our products and those of our customers.

As indicated above, most of our operating expenses are relatively fixed in the short term. As a result, we may be unable to rapidly adjust our spending to compensate for any unexpected revenue shortfall, which could harm quarterly operating results. Also, our products have varying gross margins. As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

24 ATI 2003

For a more complete discussion of general risks and uncertainties which apply to our business and our financial results, please see ATI’s Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting ATI, please see notes 15 and 21 to the Consolidated Financial Statements.

Our Accounting Policies
We prepare our Consolidated Financial Statements using Canadian GAAP and have provided a reconciliation of our financial statements to U.S. GAAP in note 20 to the Consolidated Financial Statements. Significant accounting policies and methods used in preparation of our Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements.

Under GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use. We base our estimates and assumptions on historical experience and other factors that we believe are reasonable in the circumstances. Because our estimates and assumptions involve judgment and varying degrees of uncertainty, actual results could materially differ from our estimates and assumptions.

We make significant estimates when determining provisions for sales returns and allowances, our allowance for doubtful accounts, our provision for inventory obsolescence, the fair value of reporting units for goodwill impairment testing, the useful lives and valuation of intangible assets, the valuation of long-term investments, restructuring charges, our worldwide income tax provision and the realization of future tax assets.

We believe the following are the most critical accounting policies we follow as they rely heavily on our judgment and estimates:

Revenue Recognition
We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured. During fiscal 2003, we reviewed our revenue recognition accounting policy as it is applied to the shipment of products to customers. Following our review, we corrected the application of our revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. We applied this change, and the related income tax effect, retroactively to our prior period financial statements presented for comparative purposes.

We record estimated sales returns and allowances, price protection, sales rebates, and other volume-based incentives at the time we recognize revenue. If our estimates of future market conditions and changing product lifecycles in the marketplace are inaccurate we may be required to materially increase customer incentive offerings, which could necessitate a further reduction of revenue. We also provide for the estimated cost of product warranties at the time of revenue recognition. If actual product warranty costs vary from our estimates we may have to record material adjustments to our warranty expense.

Inventory Valuation
We record raw materials at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. We write-down our inventory for estimated obsolescence, and excess inventories based upon assumptions about future demand and market conditions. The business environment in which we operate is subject to rapid change in technology and customer demand. If actual market conditions are less favorable than those estimated, additional material inventory write-downs may be required.

Goodwill
We perform our annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We test for impairment at the reporting unit level by comparing the reporting unit’s carrying value with its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. The process we follow when determining a reporting unit’s fair value is subjective and requires judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Future goodwill impairment tests may result in material impairment charges.

ATI 2003 25

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Income Taxes
Our worldwide income tax provision is impacted by the amount of net income earned in each taxing jurisdiction and the rate of tax payable in respect of that income. In the ordinary course of our global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates we have made in determining our income tax provisions and accruals. If our estimates and assumptions are determined to be inaccurate there could be a material effect on our income tax provision and net income in the period in which the determination is made.

We record a valuation allowance to reduce our future tax assets to the amount of future tax benefit that is more likely than not to be realized. We consider future taxable income in our operating jurisdictions and ongoing prudent and feasible tax planning strategies in determining the need for the valuation allowance. If we were to determine that we could realize our future tax assets in excess of their recorded amounts we would record an adjustment to the future tax asset and increase income in the period the determination is made. Alternatively, if we were to determine that we could not realize all or parts of our future tax assets, we may record a material charge to income in the period the determination is made.

During 2003 we have applied changes as a result of newly issued accounting standards as follows:

Goodwill and Other Intangible Assets
The CICA issued Handbook Section 3062, “Goodwill and Other Intangible Assets,” which became effective for us on September 1, 2002. This section requires that goodwill and intangible assets with an indefinite life no longer be amortized and assessed for impairment at least annually according to the new standards. This included a transitional test that required any impairment to be charged to opening retained earnings in the year of adoption. The new standards are consistent with U.S. GAAP.

We applied the new standards and as a result reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform to the new guidance. In addition, we allocated our existing goodwill to our reporting units and completed the transitional impairment test in the second quarter of 2003. We determined no transitional impairment existed as of September 1, 2002. Further, we completed our annual impairment test in the fourth quarter of 2003 and determined no impairment had occurred.

Stock-based Compensation and Other Stock-based Payments
We adopted CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” that establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees as of September 1, 2002. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights, by the issuance of equity instruments. The standard permits us to continue our policy of recording no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

We have applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002 that are provided in note 11 to the Consolidated Financial Statements. No restatement of prior periods was required as a result of the adoption of the new standard.

Disposal of Long-lived Assets and Discontinued Operations
The CICA issued Handbook Section 3063, “Impairment or Disposal of Long-lived Assets,” and revised Section 3475, “Disposal of Long-lived Assets and Discontinued Operations.” These sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The new standards are consistent with U.S. GAAP.

We have fully adopted the revised Section 3475 to disposal activities initiated on or after May 1, 2003; we were not impacted by this change. Section 3063 is effective for our 2004 fiscal year. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

26 ATI 2003

Guarantees
The CICA issued Accounting Guideline 14 “Disclosure of Guarantees,” which requires certain disclosures of obligations under guarantees regardless of whether payments will have to be made under the guarantees. The guideline is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. The guideline does not apply to product warranties or the measurement requirements under U.S. GAAP.

We have fully adopted this guideline as of March 1, 2003. The disclosures required by this standard are included in note 14 to the Consolidated Financial Statements.

In addition to the standards we have applied in the year there are additional new standards that will be applied in future years as follows:

Generally Accepted Accounting Principles
In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for our 2005 fiscal year, with early adoption encouraged. We are currently evaluating the impact of adoption that the standard will have on the Consolidated Financial Statements.

Asset Retirement Obligations
In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for our 2005 fiscal year, with early adoption encouraged. We are currently evaluating the impact that the adoption of this standard will have on our Consolidated Financial Statements.

Consolidation of Variable Interest Entities
In June 2003, the CICA approved Accounting Guideline AcG-15, which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective in the Company’s second quarter of its 2005 fiscal year, with early adoption encouraged. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

ATI 2003 27

QUARTERLY INFORMATION

unaudited	November 30			February 28		May 31		August 31

	2002	2001	2003	2002	2003	2002	2003	2002

	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)		(Restated)
REVENUES	$335,436	$261,309	$313,492	$262,559	$355,691	$269,046	$380,674	$222,865
Cost of goods sold	244,251	179,568	222,969	173,759	239,590	174,970	245,191	154,088

Gross margin	91,185	81,741	90,523	88,800	116,101	94,076	135,483	68,777
EXPENSES
Selling and marketing	22,247	20,546	21,354	19,648	25,696	19,493	27,628	18,233
Research and
development	48,450	40,070	49,528	41,754	53,713	39,935	61,285	42,850
Administrative	9,212	8,781	9,318	8,357	10,326	9,852	10,557	8,672
Amortization and
write-down of
goodwill and
intangible assets	3,165	21,190	3,162	21,164	3,169	21,679	1,271	33,468
Other charges	–	–	15,996	–	2,288	–	10,440	–

	83,074	90,587	99,358	90,923	95,192	90,959	111,181	103,223

INCOME (LOSS) FROM
OPERATIONS	8,111	(8,846)	(8,835)	(2,123)	20,909	3,117	24,302	(34,446)
Interest and other
income (expense)	572	1,729	602	1,343	(1,350)	(306)	4,558	(2,034)
Interest expense	(426)	(2)	(469)	(1)	(488)	(248)	(516)	(408)

Income (loss) before
income taxes	8,257	(7,119)	(8,702)	(781)	19,071	2,563	28,344	(36,888)
Income taxes (recovery)	913	2,047	715	3,187	4,063	3,874	6,050	(2,254)

NET INCOME (LOSS)	7,344	(9,166)	(9,417)	(3,968)	15,008	(1,311)	22,294	(34,634)
RETAINED EARNINGS,
beginning of period	68,797	117,876	76,141	108,710	66,724	104,742	81,732	103,431

RETAINED EARNINGS,
end of period	$76,141	$108,710	$66,724	$104,742	$81,732	$103,431	$104,026	$68,797

Net income (loss)
per share:
Basic	$0.03	$(0.04)	$(0.04)	$(0.02)	$0.06	$(0.01)	$0.09	$(0.15)
Diluted	0.03	(0.04)	(0.04)	(0.02)	0.06	(0.01)	0.09	(0.15)

WEIGHTED AVERAGE
NUMBER OF SHARES
(000’s):
Basic	236,947	232,496	237,227	234,154	238,183	236,082	240,647	236,848
Diluted	243,298	232,496	237,227	234,154	242,539	236,082	249,525	236,848
OUTSTANDING NUMBER
OF SHARES, END OF
QUARTER (000’s)	236,989	232,787	237,297	234,787	239,267	236,620	241,742	236,871

28 ATI 2003

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying Consolidated Financial Statements and all other information in this Annual Report. The Consolidated Financial Statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. The preparation of the Consolidated Financial Statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this Annual Report is consistent with the Consolidated Financial Statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the Consolidated Financial Statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and at least twice annually with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The Consolidated Financial Statements were reviewed by the Audit Committee and approved by the Board of Directors.

The financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

K.Y. Ho (signed) Chairman and CEO September 29, 2003	David E. Orton (signed) President and COO	Terry Nickerson (signed) Senior Vice President and CFO

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2003 and 2002 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as at August 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP
Chartered Accountants (signed)
Toronto, Canada
September 29, 2003

ATI 2003 29

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years ended August 31 (In thousands of U.S. dollars, except per share amounts)	2003	2002	2001

		(Restated)	(Restated)
REVENUES	$1,385,293	$1,015,779	$1,040,365
Cost of goods sold	952,001	682,385	799,038

Gross margin	433,292	333,394	241,327

EXPENSES
Selling and marketing	96,925	77,920	75,594
Research and development	212,976	164,609	149,465
Administrative	39,413	35,662	37,261
Amortization and write-down of
goodwill and intangible assets (note 6)	10,767	97,501	114,507
Other charges (note 15)	28,724	–	–

	388,805	375,692	376,827

Income (loss) from operations	44,487	(42,298)	(135,500)
Interest and other income, net (note 7)	4,382	732	64,131
Interest expense (note 10)	(1,899)	(659)	(1,180)

Income (loss) before income taxes	46,970	(42,225)	(72,549)
Income taxes (recovery) (note 12)	11,741	6,854	(18,760)

NET INCOME (LOSS)	35,229	(49,079)	(53,789)
RETAINED EARNINGS, beginning of year	68,797	117,876	199,956
Adjustment to opening retained earnings:
Accounting change (note 1(q)(i))	–	–	(2,651)
Change in accounting policy for income taxes (note 1(q)(iv))	–	–	(25,640)

	–	–	(28,291)

Retained earnings, end of year	$104,026	$68,797	$117,876

NET INCOME (LOSS) PER SHARE (note 13):
Basic	$0.15	$(0.21)	$(0.23)
Diluted	0.14	(0.21)	(0.23)

WEIGHTED AVERAGE NUMBER OF SHARES (000’s)
Basic	238,251	234,895	230,880
Diluted	244,353	234,895	230,880

See accompanying notes to Consolidated Financial Statements.
30 ATI 2003

CONSOLIDATED BALANCE SHEETS

August 31 (In thousands of U.S. dollars)	2003	2002

		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$300,905	$187,126
Short-term investments	49,784	49,801
Accounts receivable	234,548	141,126
Inventories (note 3)	176,494	192,121
Prepayments and sundry receivables	31,753	21,806
Future income taxes (note 12)	3,772	3,630

Total current assets	797,256	595,610
Capital assets (note 4)	86,890	95,838
Intangible assets (note 6)	8,811	21,858
Goodwill (note 6)	190,095	187,815
Long-term investments (note 7)	3,960	7,405
Tax credits recoverable	21,181	–
Future income taxes (note 12)	7,865	844

Total assets	$1,116,058	$909,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness (note 8)	$–	$12,015
Accounts payable	191,196	172,093
Accrued liabilities	136,709	49,421
Deferred revenue (note 9)	37,669	250
Current portion of long-term debt (note 10)	1,394	568
Future income taxes (note 12)	–	3,459

Total current liabilities	366,968	237,806
Long-term debt (note 10)	28,073	15,798
Future income taxes (note 12)	21,408	12,588

Total liabilities	416,449	266,192
Shareholders’ equity (note 11):
Share capital:
Authorized:
Unlimited preferred shares
Unlimited common shares
Issued and outstanding:
241,742,113 common shares (2002 – 236,870,685)	582,454	561,477
Contributed surplus	4,855	4,630
Retained earnings	104,026	68,797
Currency translation adjustments	8,274	8,274

Total shareholders’ equity	699,609	643,178

Total liabilities and shareholders’ equity	$1,116,058	$909,370

Commitments and contingencies (notes 3, 15, 17 and 21) Subsequent event (note 22) See accompanying notes to Consolidated Financial Statements. On behalf of the Board:
K.Y. Ho (signed) Director	James D. Fleck (signed) Director
ATI 2003 31

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31 (In thousands of U.S. dollars)	2003	2002	2001

		(Restated)	(Restated)
CASH PROVIDED BY (USED IN):
Operating activities:
Net income (loss)	$35,229	$(49,079)	$(53,789)
Items which do not involve cash:
Tax credit recoverable	(21,181)	–	–
Future income taxes	(1,802)	1,223	(18,430)
Depreciation and amortization	34,705	120,422	135,462
Other charges	1,400	–	–
Loss (gain) on investments	(3,876)	3,355	(61,216)
Unrealized foreign exchange loss	3,637	620	431
Change in non-cash operating working capital:
Accounts receivable	(93,422)	(23,109)	42,854
Inventories	15,627	(80,203)	145,670
Prepayments and sundry receivables	(8,678)	(678)	12,487
Accounts payable	19,103	91,916	(104,189)
Accrued liabilities	87,288	1,662	686
Deferred revenue	37,419	(104)	(3,304)
Income taxes payable	–	(9,083)	5,281

	105,449	56,942	101,943
Financing activities:
Increase (decrease) in bank indebtedness	(12,015)	3,266	8,749
Addition to long-term debt	10,709	–	–
Principal payments on long-term debt	(1,064)	(312)	–
Settlement of swap contract	(1,365)	–	–
Issue of common shares	20,977	12,495	4,687
Repayment of share purchase loans	225	362	–

	17,467	15,811	13,436
Investing activities:
Purchase of short-term investments	(49,784)	(54,233)	(45,000)
Maturity of short-term investments	49,649	49,584	4,403
Additions to capital assets	(16,390)	(30,111)	(31,091)
Purchase of long-term investments	(2,460)	–	(2,500)
Proceeds from sale of long-term investments	10,029	–	65,061
Acquisitions, net of cash acquired (note 5)	–	(22,118)	(9,201)

	(8,956)	(56,878)	(18,328)
Foreign exchange loss on cash held in foreign currency	(181)	(204)	(431)

INCREASE IN CASH AND CASH EQUIVALENTS	113,779	15,671	96,620
CASH AND CASH EQUIVALENTS, beginning of year	187,126	171,455	74,835

CASH AND CASH EQUIVALENTS, end of year	300,905	187,126	171,455
Short-term investments	49,784	49,801	45,000

CASH POSITION, end of year	$350,689	$236,927	$216,455

Supplemental cash flow information (note 19) See accompanying notes to Consolidated Financial Statements.
32 ATI 2003

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The principal business activities of ATI Technologies Inc. (the “Company“) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

NOTE 1. Significant accounting policies

(a) Basis of presentation
These Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these Consolidated Financial Statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 20.

(b) Principles of consolidation
These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries, as well as the Company’s 50% ownership in a joint venture to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments
Cash and cash equivalents include highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more but less than one year from the acquisition date that are carried at cost, which approximates their fair values; and (ii) publicly traded common stock that is held for sale and which is carried at the lower of cost and market.

(d) Inventories
Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(e) Capital assets
Capital assets are recorded at cost, net of related investment tax credits, and are depreciated over their estimated useful lives. Estimated useful lives for principal asset categories are as follows:

Asset	Method	Rate

Building	Diminishing balance	5%
Building under capital lease	Straight line	15 years
Laboratory and computer equipment	Diminishing balance/straight line	331/3%/over one to five years
Computer software	Diminishing balance/straight line	50%/over two to three years
Production equipment	Diminishing balance/straight line	20%/over one year
Office equipment	Diminishing balance/straight line	20%/over three years
Leasehold improvements	Straight line	Over term of lease

(f) Goodwill from business combinations
For business combinations prior to July 1, 2001, goodwill was amortized on a straight-line basis over five to seven years. Prior to September 1, 2002, the Company assessed the recoverability of goodwill based on undiscounted expected future cash flows. Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized.

Effective September 1, 2002, the Company fully adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets.” From that date, the Company discontinued amortization of all existing goodwill. The Company reviewed existing intangible assets, including estimates of remaining lives, and has reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new criteria.

ATI 2003 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

In connection with Section 3062’s transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of September 1, 2002. The Company has completed the transitional goodwill impairment assessment during the second quarter of 2003 and has determined that no impairment existed as of September 1, 2002.

Upon adopting these standards on September 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying value to its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test in accordance with the new goodwill standards of Section 3062 and determined that there was no goodwill impairment in fiscal 2003.

Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss)	$35,229	$(49,079)	$(53,789)
Add back goodwill amortization	–	74,014	76,284

Income before goodwill amortization	$35,229	$24,935	$22,495

Basic net income (loss) per share:
As reported	$0.15	$(0.21)	$(0.23)
Before goodwill amortization	0.15	0.11	0.10
Diluted net income (loss) per share:
As reported	$0.14	$(0.21)	$(0.23)
Before goodwill amortization	0.14	0.10	0.09

(g) Intangible assets Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

Purchased in-process research and development	1 year
Core technology	2 – 7 years

(h) Impairment of long-lived assets
The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

(i) Long-term investments
Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the write-down based on the fair value of the shares of the investee and charges such write-down to the consolidated statements of operations and retained earnings.

(j) Revenue recognition
Revenue is recognized when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition.

34 ATI 2003

For all sales, the Company uses a binding purchase order and, in certain cases, uses a contractual agreement as evidence of an arrangement. The Company considers delivery to occur upon shipment, provided risk and rewards of ownership have passed to the customer. At the point of sale, the Company assesses whether the selling price is fixed and determinable and whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

The Company follows the percentage of completion method of accounting for contracts requiring the Company to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified.

(k) Foreign currency translation
The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(l) Research and development (“R&D”) expenditures
Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date. R&D costs are reduced by related investment tax credits.

(m) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and undeducted R&D pools. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or recovery is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(n) Income (loss) per share
Basic income (loss) per share has been calculated by dividing the net income or loss for the year by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted income (loss) per share. Diluted income (loss) per share is computed similar to basic income (loss) per share except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

(o) Stock options
The Company has share option plans, which are described in note 11. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Effective September 1, 2002, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. The

ATI 2003 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See note 11 for the pro forma disclosure, as required by this standard.

(p) Use of estimates
The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of intangible assets, valuation of long-term investments, realization of future tax assets and estimates for sales returns and allowances, price protection and sales rebates. Actual results could differ from those estimates.

(q) Accounting changes
(i) During fiscal 2003, the Company reviewed its revenue recognition accounting policy as it is applied to the shipment of products to its customers. Following this review, the Company corrected the application of its revenue recognition accounting policy by revising the timing of when revenue is recognized to more clearly identify the point in the shipping process when the risks and rewards of ownership have been transferred to the customer. This change and the related income tax effect have been applied retroactively. The financial statements of all prior periods presented for comparative purposes have been restated to give effect to this change. The impact of this change on prior years is as follows:

	2002	2001

Revenues:
As previously reported	$1,021,722	$1,037,809
Restated	1,015,779	1,040,365
Net loss for the year:
As previously reported	(47,465)	(54,205)
Restated	(49,079)	(53,789)
Net loss per share:
Basic:
As previously reported	(0.20)	(0.23)
Restated	(0.21)	(0.23)
Diluted:
As previously reported	(0.20)	(0.23)
Restated	(0.21)	(0.23)

For the year ended August 31, 2003, as a result of this change, revenues, net income, basic net income per share and diluted net income per share have been increased by $22.0 million, $3.8 million, $0.02 basic and $0.01 diluted per share, respectively. Opening retained earnings for the Company’s 2001 financial year has been decreased by $2.7 million to give effect to this change.

(ii) Disposal of long-lived assets and discontinued operations:
In December 2002, the CICA issued Handbook Section 3063, “Impairment or Disposal of Long-lived Assets,” and revised Section 3475, “Disposal of Long-lived Assets and Discontinued Operations.” These sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment,” and Section 3475, “Discontinued Operations.” The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held-for-use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held-for-sale and for these assets to be measured at the lower of their carrying amounts or fair value, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations.

The Company applied the revised Section 3475 to disposal activities initiated on or after May 1, 2003. Section 3063 is effective for the Company’s 2004 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

36 ATI 2003

(iii) Guarantees:
In December 2002, the CICA approved Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees. The guideline is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. The guideline does not apply to product warranties or the measurement requirements under U.S. GAAP.

The Company has fully adopted this guideline as of March 1, 2003. See note 14 for the disclosures required by this standard.

(iv) Income taxes:
Effective September 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the asset and liability method. The cumulative effect of adopting the new standard, as of September 1, 2000, resulted in a decrease in intangible assets of $6.0 million, an increase in net future tax liability of $19.6 million and a decrease in opening retained earnings for fiscal 2001 of $25.6 million.

As a result of adopting the new accounting rules in fiscal 2001, an income tax recovery of $16.3 million was recorded. This recovery resulted from the realization of the future tax liability associated with intangible assets, other than goodwill, related to the Company’s acquisitions.

(r) Recently issued accounting pronouncements
(i) Generally accepted accounting principles:
In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures, when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

(ii) Asset retirement obligations:
In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

(iii) Consolidation of variable interest entities:
In June 2003, the CICA approved Accounting Guideline AcG-15, which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the Company’s 2005 second quarter, except for certain disclosure requirements which would be required for the Company’s 2004 third quarter. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTE 2. Financial instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, add-in-board manufacturers, original design manufacturers, distributors and retailers in the personal computer industry. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

The joint venture, Commerce Valley Realty Holdings Inc. (“CVRH”), in which the company has a 50% ownership, entered into an interest rate swap contract in fiscal 2001 to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage (note 18).

ATI 2003 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables, bank indebtedness and accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments.

The fair values of the obligation under capital lease and mortgage payable approximate their carrying values.

The financial conditions, operating results and cash flows of the Company may be materially and adversely impacted by a substantial weakening of the U.S. dollar against local currencies as the Company’s long-term debt and a significant amount of its operating expenses are paid in local currencies other than the U.S. dollar. The Company does not enter into foreign currency forward contracts to hedge its exposure to currency fluctuations. However, the Company assesses the need to use derivative instruments to manage its foreign exchange risk on an ongoing basis.

NOTE 3. Inventories

	2003	2002

		(Restated)
Raw materials	$153,240	$127,683
Work in process	7,110	25,603
Finished goods	16,144	38,835

	$176,494	$192,121

At August 31, 2003, the Company had non-cancellable inventory purchase commitments totaling $23.3 million. NOTE 4. Capital assets

2003	Cost	Accumulated depreciation	Net book value

Land	$1,909	$–	$1,909
Building	13,572	4,020	9,552
Building under capital lease	33,268	3,140	30,128
Laboratory and computer equipment	66,350	40,334	26,016
Computer software	23,736	18,645	5,091
Production equipment	2,745	1,551	1,194
Office equipment	8,835	3,593	5,242
Leasehold improvements	10,759	3,001	7,758

	$161,174	$74,284	$86,890

2002	Cost	Accumulated depreciation	Net book value

Land	$1,909	$–	$1,909
Building	8,353	2,320	6,033
Building under capital lease	33,268	924	32,344
Laboratory and computer equipment	77,711	47,758	29,953
Computer software	34,645	25,603	9,042
Production equipment	6,355	3,977	2,378
Office equipment	8,983	3,235	5,748
Leasehold improvements	9,591	1,160	8,431

	$180,815	$84,977	$95,838

Depreciation expense related to capital assets amounted to $23.9 million in fiscal 2003 (2002 – $22.9 million; 2001 – $21.0 million)
38 ATI 2003

NOTE 5. Acquisitions

(a) Acquisition of NxtWave Communications Inc.
On June 28, 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method, whereby the results of operations of NxtWave have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

Net assets:
Current assets, including cash of $165	$538
Capital assets	899
Non-current assets	59
Purchased in-process R&D	5,300
Core technology	9,200
Goodwill	4,678
Liabilities assumed	(459)

Cash consideration	$20,215

Purchased in-process R&D and core technology are being amortized as follows:

Purchased in-process R&D	1 year
Core technology	2 – 5 years

(b) Acquisition of FGL Graphics
On March 30, 2001, the Company acquired FGL Graphics, the professional graphics division of SONICblue Ltd. FGL Graphics, which develops and markets the FireGL™ brand of OpenGL-based graphics accelerators, is a provider of solutions of NT and Linux workstation markets. The acquisition was accounted for using the purchase method, whereby the results of operations of FGL Graphics have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the assets acquired were as follows:

Inventories	$3,528
Capital assets	200
Prepayments	68
Core technology	7,473

Cash consideration	$11,269

Under the terms of the agreement, SONICblue Ltd. was eligible to receive additional consideration of up to $7.3 million in cash, contingent upon FGL Graphics achieving certain future performance targets from the closing date to December 31, 2001. The entire amount of this $7.3 million was subsequently paid and allocated to core technology (2002 – $2.1 million; 2001 – $5.2 million).

The core technology is being amortized on a straight-line basis over a two-year period.

ATI 2003 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

NOTE 6. Intangible assets and goodwill

The net book values of intangible assets and goodwill acquired are as follows:

2003	Cost	Accumulated amortization	Net book value

Purchased in-process R&D	$56,250	$56,250	$–
Core technology	31,144	22,333	8,811

Total intangible assets	$87,394	$78,583	$8,811

Goodwill	$376,788	$186,693	$190,095

2002	Cost	Accumulated amortization	Net book value

Purchased in-process R&D	$56,250	$51,833	$4,417
Workforce	4,400	2,120	2,280
Core technology	31,144	15,983	15,161

Total intangible assets	$91,794	$69,936	$21,858

Goodwill	$372,388	$184,573	$187,815

Amortization expense and write-downs of goodwill and intangible assets are as follows:

	2003	2002	2001

Goodwill:
Amortization expense	$–	$73,134	$75,404
Write-down	–	10,319	–

	–	83,453	75,404

Intangible assets:
Amortization expense	10,767	8,963	34,592
Write-down	–	5,085	4,511

	10,767	14,048	39,103

	$10,767	$97,501	$114,507

NOTE 7. Long-term investments

	2003	2002

Share investments	$3,960	$7,405

Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 1.2% to 13.2%.

During fiscal 2003, the Company acquired a 13.2% interest in a private technology-based company.

During fiscal 2003, the Company disposed of all its remaining shares in Broadcom Corp. (“Broadcom”), realizing a gain in the aggregate amount of $3.8 million.

During fiscal 2002, the Company disposed of a certain long-term investment and realized a loss of $0.3 million. In addition, the Company wrote down the remaining balance of this investment by the amount of $0.5 million to reflect the other than temporary decline in its value. The entire balance of the above-mentioned investment, which had a net book value of $0.2 million, was then reclassified as short-term investments as the Company no longer intended to hold the investment for long-term purposes. The Company sold the investment in 2003.

40 ATI 2003

During fiscal 2002, the Company received an additional 107,387 shares of Broadcom, valued at $2.1 million, as a result of the release of escrow shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. (“SiByte”) by Broadcom in the preceding fiscal year. On August 31, 2002, the Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value.

During fiscal 2001, the Company wrote down the value of certain of its long-term investments by an aggregate of $2.1 million to reflect the other than temporary decline in their value.

During fiscal 2001, the Company exchanged all of its share investment in SiByte for 494,295 shares of Broadcom as a result of the purchase of SiByte by Broadcom. The Company later sold these shares of Broadcom, realizing a gain of approximately $54.9 million. In addition, the Company earned an additional 250,701 shares of Broadcom, valued at $8.5 million, during fiscal 2001 as a result of the achievement of certain performance targets by SiByte pursuant to the terms of the purchase agreement.

Gains and losses from long-term investments are included in interest and other income in the consolidated statements of operations and retained earnings.

NOTE 8. Bank indebtedness

At August 31, 2003, the Company had available bank credit facilities of $25.4 million (2002 – $101.0 million). The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate or the LIBOR rate. At August 31, 2003 and 2002, there were no borrowings outstanding under these facilities. The bank indebtedness of $12.0 million at August 31, 2002 pertains to the CVRH joint venture.

Aggregate commitment fees and standby fees of $30,000 (2002 – $15,000; 2001 – $17,000) were paid in 2003. Standby fees are calculated at the rate of 0.125% per annum on the unused portion of the facilities.

NOTE 9. Deferred revenue

Deferred revenue, at August 31, 2003, includes $37.5 million, which represents milestone payments made by or owing from certain customers in connection with custom development arrangements entered into by the Company during fiscal 2003.

NOTE 10. Long-term debt

	Interest rate	2003	2002

Obligation under capital lease (a)	6.31%	$17,785	$16,366
Mortgage payable (b)	6.96%	11,682	–

		29,467	16,366
Less current portion		1,394	568

		$28,073	$15,798

(a) Obligation under capital lease
The Company’s obligation under capital lease represents the lease on the building facility occupied by the Company in Markham, Ontario.

(b) Mortgage payable
On September 10, 2002, CVRH, the joint venture in which the Company has a 50% ownership interest, entered into a mortgage agreement with a lender to finance the building facility occupied by the Company in Markham, Ontario. The Company’s proportionate share of the mortgage as at August 31, 2003 amounted to $11.7 million (Cdn. $16.2 million), and the mortgage has a repayment term of 12 years, bearing interest at a rate of 6.96% per annum. The underlying mortgage is denominated in Canadian dollars.

ATI 2003 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(c) The Company’s obligations under the mortgage and capital lease are as follows:

Year ended August 31:
2004	$3,277
2005	3,277
2006	3,277
2007	3,351
2008	3,455
Thereafter through 2017	27,155

Total minimum lease payments	43,792
Less amount representing interest	14,325

Present value of net minimum payments on long-term debt	29,467
Less current portion of long-term debt	1,394

$28,073

Interest of $1.1 million and $0.7 million relating to capital lease obligation and mortgage payable, respectively, is included in interest expense for fiscal 2003 (2002 – $0.4 million and nil; 2001 – nil).

NOTE 11. Shareholders’ equity

(a) Common shares issued and outstanding

	Number	Amount

Outstanding, August 31, 2000	229,436,267	$557,044
Issued for cash	2,767,962	4,687
Cancellation of shares	(85,555)	(10,514)

Outstanding, August 31, 2001	232,118,674	551,217
Issued for cash	4,828,136	12,495
Cancellation of shares	(76,125)	(2,235)

Outstanding, August 31, 2002	236,870,685	561,477
Issued for cash	4,871,428	20,977

Outstanding, August 31, 2003	241,742,113	$582,454

(b) Preferred shares
An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans
The Company maintains a share option plan (the “ATI Plan”) for the benefit of directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements are limited to 47,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5%, and in respect of insiders of the Company, may not exceed 10% of the number of common shares issued and outstanding.

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

42 ATI 2003

When the Company acquired ArtX, it assumed the ArtX common shares options plan (the “ArtX Plan”). The Company maintains the ArtX Plan for the benefit of directors, officers, employees and consultants. The ArtX Plan provides that the aggregate number of common shares available for issuance pursuant to options granted under the ArtX Plan and all other share compensation arrangements are limited to 8,007,599 common shares for both incentive stock options (“ISO”) and non-qualified stock options.

In general, options granted under the ArtX Plan vest immediately or within specified times or events as determined by the Board of Directors, which is normally over a five-year period, and expire by the tenth anniversary of the date of grant. If the person obtaining the options owns more than 10% of the total combined voting power of all classes of stock (10% shareholder), then the options will be exercisable after the expiration of five years from the date of grant.

Options were granted under the ArtX Plan at the discretion of the Board of Directors at exercise prices determined as no less than 85% of the fair market value of the shares on the date of grant provided that the exercise price of an ISO will not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10% shareholder is no less than 110% of the fair market value of the shares on the date of grant.

Under an incentive plan entered into in June 2002, the Company provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which was conditional upon the Company entering into a specified business arrangement with a third party by April 2003, later extended to July 28, 2003. The cash portion of the incentive consisted of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan, the employees were also granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share. The options vest at 25% on the first anniversary of the grant date and thereafter at 6.25% per quarter and are only exercisable in the event the Company is successful in entering into the arrangement. In February 2003, the Company successfully entered into the business arrangement with the third party and all the conditions under the plan were determined to have been met in July 2003. As a result, the first payment of the cash portion of the incentive, in the amount of $2.7 million, was made during the fourth quarter of fiscal 2003. The remaining cash consideration of $5.4 million was accrued as at August 31, 2003 and will be expensed for accounting purposes as the employees earn the amounts. No compensation expense was recorded in fiscal 2002 and 2003 in connection with these options.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

	2003		2002		2001

	Number of options outstanding	Weighted average price	Number of options outstanding	Weighted average price	Number of options outstanding	Weighted average price

Options outstanding,
beginning of year	32,813,005	$7.18	29,109,372	$5.37	24,823,960	$5.77
Grant of additional options	907,550	4.89	9,881,474	10.40	11,148,703	5.32
Cancellation of options	(1,117,276)	9.03	(1,349,705)	7.76	(4,095,329)	8.31
Exercise of options	(4,871,428)	4.10	(4,828,136)	2.60	(2,767,962)	1.68

Options outstanding, end of year	27,731,851	8.31	32,813,005	7.18	29,109,372	5.37

Exercisable, end of year	15,727,485	$8.35	12,608,053	$6.54	9,960,010	$4.77

As at August 31, 2003, the range of exercise prices for options outstanding and exercisable (vested) are as follows:

Price range	Number of options outstanding	Weighted average life (years)	Weighted average price	Number of options exercisable	Weighted average price

$ 0.09 – $ 0.93	2,697,554	6.15	$0.32	2,275,191	$0.32
$ 3.94 – $ 5.87	7,691,866	4.72	4.99	3,477,156	5.04
$ 6.14 – $ 9.21	7,634,869	4.23	7.91	4,359,216	8.52
$ 9.56 – $13.89	4,723,508	4.06	11.79	2,588,895	11.45
$14.75 – $16.88	4,984,054	3.90	15.11	3,057,027	15.25

	27,731,851	4.47	$8.31	15,727,485	$8.35

ATI 2003 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

As at August 31, 2003, the price range of $0.09 to $0.93, as noted above, represents all of the options relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2003, 777,423 options relating to the ArtX Plan were exercised at a weighted average price of $0.30 and 11,272 options were cancelled at a weighted average price of $0.31.

For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the fair value of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company’s income per share would have been reported as the pro forma amounts indicated below:

Net income, as reported	$35,299
Pro forma adjustment for stock-based compensation	(525)

Pro forma net income	$34,704

Pro forma net income per share:
Basic	$0.15
Diluted	0.14

The weighted average estimated fair values at the date of grant for the options granted for fiscal 2003 was $2.65 per share. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	3.1%
Dividend yield	0.0%
Volatility factor of the expected market price of the Company’s common shares	71.1%
Weighted average expected life of the options	4.2 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

(d) Contributed surplus
During 2003, an employee reimbursed $0.2 million (2002 – $0.4 million) to the Company for a loan receivable the Company assumed when it acquired ArtX. This transaction was recorded as contributed surplus.

During 2002, the Company cancelled for no consideration 134,200 options and 76,125 common shares with a total carrying value of $2.2 million. This transaction was recorded as contributed surplus.

NOTE 12. Income taxes

Income (loss) before income taxes consist of the following:

	2003	2002	2001

		(Restated)	(Restated)
Income (loss) before income taxes:
Canadian	$2,081	$978	$(14,393)
Foreign	44,889	(43,203)	(58,156)

Income (loss) before income taxes	$46,970	$(42,225)	$(72,549)

44 ATI 2003

The income tax expense (recovery) consists of the following:

	2003	2002	2001

		(Restated)	(Restated)
Current:
Canadian	$9,572	$(875)	$–
Foreign	3,971	6,506	(330)
Future:
Canadian	2,234	4,747	(4,202)
Foreign	(4,036)	(3,524)	(14,228)

Income tax expense (recovery)	$11,741	$6,854	$(18,760)

The following is a summary of the components of the future tax assets and liabilities:

	2003	2002

FUTURE INCOME TAXES
Assets:
Accounting depreciation in excess of tax depreciation	$981	$913
Accounting provisions not deductible for tax purposes	5,111	6,639
Tax benefit of loss carryforwards and undeducted R&D pools	40,490	37,007
Other	4,650	201

Total gross future tax assets	51,232	44,760
Valuation allowance	(39,595)	(40,286)

Net future tax assets	11,637	4,474
Liabilities:
Tax depreciation in excess of accounting depreciation	9,323	7,370
Investment tax credits taxable in future years	11,241	6,154
Intangible assets	844	2,523

Total gross future tax liabilities	21,408	16,047

	$(9,771)	$(11,573)

Income tax expense (recovery) in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table:

	2003	2002	2001

		(Restated)	(Restated)
Income (loss) before income taxes	$46,970	$(42,225)	$(72,549)

Income taxes (recovery) at Canadian rates	$17,379	$(16,641)	$(30,920)
Reduction of Canadian taxes applicable to
manufacturing and processing activities	(83)	(54)	1,067
Tax effect of:
Non-deductible amortization of intangible assets	–	31,696	32,248
Utilization of provincial research and development tax incentives	(2,076)	(1,733)	(1,696)
Non-taxable portion of capital (gains) losses	–	1,022	(26,487)
Foreign jurisdictions	(7,238)	(4,421)	100
Change in beginning of the year balance of the
valuation allowance for future tax assets	(691)	(4,501)	13,942
Other	4,450	1,486	(7,014)

	$11,741	$6,854	$(18,760)

ATI 2003 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Canadian income taxes were not provided for on undistributed income for certain non-Canadian subsidiaries. The Company intends to reinvest this income indefinitely in operations outside Canada.

As at August 31, 2003, the Company had $95.3 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. These losses will begin to expire commencing in 2008.

NOTE 13. Net income (loss) per share

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted income (loss) per share:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss)	$35,299	$(49,079)	$(53,789)

Weighted average number of common shares outstanding (000’s):
Basic	238,251	234,895	230,880
Effect of stock options	6,102	–	–

Diluted	244,353	234,895	230,880

Net income (loss) per share:
Basic	$0.15	$(0.21)	$(0.23)
Diluted	0.14	(0.21)	(0.23)

As at August 31, 2003, certain options that are anti-dilutive were excluded from the calculation.

As at August 31, 2002, options to purchase 32,813,005 (2001 – 29,109,372) shares of common stock with a weighted average exercise price of $7.18 (2001 – $5.37) were outstanding but were not included in the calculation of diluted loss per share because the Company had a loss for that year and to do so would have been anti-dilutive.

NOTE 14. Guarantee

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment on the building facility occupied by the Company in Markham, Ontario. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of August 31, 2003, the outstanding amount of the mortgage stood at $23.4 million (Cdn. $32.4 million).

In addition, the Company posted a letter of credit in the amount of $2.2 million (Cdn. $3.0 million) in favor of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of five years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

46 ATI 2003

NOTE 15. Other charges Other charges incurred in fiscal 2003 are comprised of the following items:

Settlement of class action lawsuits (a)	$4,670
Regulatory matters (b)	5,828
Restructuring charge – European operations (c)	6,542
Lease exit charge (d)	2,684
Settlement of patent litigation with Cirrus Logic, Inc. (e)	9,000

$28,724

(a) Settlement of class action lawsuits
On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement, which received final Court order on April 28, 2003, included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed the Court’s order.

During the fourth quarter of fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(b) Regulatory matters
In January 2003, the Company announced that staff of the Ontario Securities Commission (“OSC”) had filed a Notice to Hearing and Statement of Allegations (“Notice”) in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenue and income that occurred in the third quarter of fiscal 2000, as required by the listing rules of The Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals, including K.Y. Ho, the Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. A hearing has been scheduled for February – March 2004.

The Company has incurred external charges in connection with the matter totaling $5.8 million during the year ended August 31, 2003.

(c) Restructuring charge – European operations
The following table details the activity through the restructuring liabilities accrual for the year ended August 31, 2003:

Provision	$5,142
Cash payments	(896)

Balance, August 31, 2003	$4,246

(i) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited (“ATEL”), its subsidiary in Dublin, Ireland. The Company has shifted its European business model from direct selling to marketing its graphic chip technology to original design manufacturers and add-in-board partners serving European original equipment manufacturers. The transition has resulted in the redundancy of the operations in Dublin.

ATI 2003 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

In accordance with the former Handbook Section 3475, the Company recorded a pre-tax charge of $2.8 million related to the closure of ATEL in the second quarter of the year. The following table details the components of the charge:

Exit and other costs	$1,365
Asset impairment (non-cash)	1,400

$2,765

The asset impairment is due to the write-down of the building facility in Dublin, Ireland to fair value less cost to sell. The building facility, which has a fair value of $1.9 million, is included in the capital assets for financial statement presentation purposes.

The Company completed the major components of its exit plan for ATEL in July 2003 and expects to pay out the cash portion of the restructuring charge by September 2003.

(ii) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL™ product division located in Starnberg, Germany, in order to consolidate its R&D activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH based on the revised Handbook Section 3475.

The Company expects to complete the major components of its exit plan for ATI Research GmbH by December 2003.

(d) Lease exit charge
During fiscal 2003, the Company determined that it would exit certain leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge.

In addition, the Company recorded a further charge of $0.3 million during fiscal 2003 related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

(e) Settlement of patent litigation with Cirrus Logic, Inc.
In May 2003, Cirrus Logic (“Cirrus”) brought suit against the Company in the United States District Court for the Western District of Texas, Austin Division, for infringement of a Cirrus patent relating to graphics processor technology. In addition, a separate patent infringement suit relating to a different Cirrus Logic patent has been pending in the United States District Court for the Northern District of California, San Francisco Division, since July 1998.

Subsequent to the year-end the Company and Cirrus announced they have entered into a cross-license agreement and have settled all outstanding litigation between the companies.

Under the settlement agreement, all outstanding claims and counterclaims in both lawsuits between Cirrus and the Company were dismissed. In connection with the settlement, Cirrus will transfer to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, and the Company will pay Cirrus $9.0 million.

NOTE 16. Segmented information

The Company operates in one primary operating segment, that being the design, manufacture and sale of 3D graphics and digital media silicon solutions

	2003	2002	2001

		(Restated)	(Restated)
Revenues:
Canada	$20,065	$15,441	$23,380
United States	258,545	290,575	325,742
Europe	113,193	154,712	253,974
Asia-Pacific	993,490	555,051	437,269

Consolidated revenues	$1,385,293	$1,015,779	$1,040,365

48 ATI 2003

	2003	2002	2001

		(Restated)	(Restated)
Revenues:
Components	$962,735	$537,756	$477,164
Boards	397,533	450,008	554,528
Other	25,025	28,015	8,673

Consolidated revenues	$1,385,293	$1,015,779	$1,040,365

Capital and intangible assets and goodwill:
Canada	$74,332	$78,842	$54,162
United States	208,764	220,811	297,417
Europe	2,277	4,644	5,071
Asia-Pacific	423	1,214	706

Consolidated capital and intangible assets and goodwill	$285,796	$305,511	$357,356

At August 31, 2003, one customer accounted for 18% of the Company’s consolidated accounts receivable balance (2002 – one customer accounted for 12%). In fiscal 2003, three customers aggregated 40% of consolidated revenues, being 16%, 13% and 11%, respectively (2002 – one customer 21%; 2001 – one customer 19%).

NOTE 17. Commitments

The Company is committed to the following minimum payments related to office premises and license and royalty agreements:

Year ending August 31:	Office premises	License and royalty agreements	Total

2004	$6,128	$16,366	$22,494
2005	6,766	13,725	20,491
2006	6,847	2,819	9,666
2007	6,207	–	6,207
2008	6,252	–	6,252
2009 and thereafter	14,341	–	14,341

NOTE 18. Joint venture

In February 1999, the Company entered into a 50% ownership joint venture agreement for the purpose of constructing a new building facility in Markham, Ontario. The facility was completed in April 2002 and is fully occupied by the Company. The completed cost of this facility amounted to $33.3 million.

The following amounts represent the Company’s proportionate interest in the joint venture:

	2003	2002

Condensed balance sheet information:
Current assets	$1,548	$391
Bank indebtedness	–	(12,015)
Other current liabilities	(941)	(474)
Long-term debt	(10,969)	–

Condensed cash flows:
Financing activities	$(989)	$3,266
Investing activities	–	(2,806)
Operating activities	1,127	93

ATI 2003 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract was a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provided for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’ acceptances. The Company and the other joint venture partners are guarantors of the credit facility. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the balance sheet and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense, over the term of the mortgage.

NOTE 19. Supplemental cash flow information

	2003	2002	2001

Supplemental cash flow information:
Interest paid	$1,739	$573	$1,180
Interest received	2,902	4,889	3,507
Income taxes paid	2,127	893	1,500

During fiscal 2002, the Company acquired $16.3 million of capital assets by means of capital lease.

NOTE 20. Canadian and United States accounting policies differences

(a) The following table reconciles the net income (loss) for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated income (loss) for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) in accordance with Canadian GAAP	$35,229	$(49,079)	$(53,789)
Write-off of purchased in-process R&D (a)(i)	–	(5,300)	–
Amortization of purchased in-process R&D (a)(i)	4,417	883	30,151
Goodwill amortization difference (a)(ii)	–	7,941	7,326
Stock compensation expenses (a)(iii), (a)(iv)	(25,486)	997	(1,694)
Tax effect of stock options exercised (a)(vi)	(2,083)	(1,868)	(346)
Loss on hedging transaction (a)(v)	94	(1,365)	–

Net income (loss) in accordance with U.S. GAAP	$12,171	$(47,791)	$(18,352)

Net Income (loss) per share in accordance with U.S. GAAP:
Basic	$0.05	$(0.20)	$(0.08)
Diluted	0.05	(0.20)	(0.08)

Weighted average number of shares (000’s)
Basic	238,251	234,895	230,880
Diluted	244,353	234,895	230,880

50 ATI 2003

(i) Under Canadian GAAP, purchased in-process R&D is capitalized and amortized over its estimated useful life. Asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D is written off at the time of acquisition.

(ii) Under Canadian GAAP, the aggregate purchase price of ArtX was approximately $453.0 million, which was based on the average closing market price of the Company’s common shares around April 4, 2000 (the closing date of the transaction) and merger-related costs. Under U.S. GAAP, the aggregate purchase price of ArtX was approximately $414.0 million, which was based on the average closing market price of the Company’s common shares around February 16, 2000 (the date of the announcement of the transaction) and merger-related costs. As a result, the recorded amount of goodwill and related amount of amortization expense differ. Pursuant to the adoption of new accounting standards, effective September 1, 2002, the Company discontinued amortization of all existing goodwill under both Canadian and U.S. GAAP.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iv) Under U.S. GAAP, the intrinsic value of the stock options issued under the incentive plan entered into in July 2002 (note 11) is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

(v) Under Canadian GAAP, loss on a hedging transaction is allowed to be amortized over the term of the mortgage. Under U.S. GAAP, loss on a hedging transaction is written off when the hedge is determined to be ineffective.

(vi) The Company accounts for its share options under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Accordingly, compensation expense for its share option plans, based on the intrinsic value, has been recorded in the consolidated statements of operations and retained earnings for the years ended August 31, 2003, 2002 and 2001. Had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), the Company’s loss and loss per share would have been reported as the pro forma amounts indicated in the table below:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) in accordance with U.S. GAAP,
as reported above	$12,171	$(47,791)	$(18,352)
Stock compensation (a)(iii)	25,486	(997)	1,694
Pro forma adjustment for SFAS 123	(16,700)	(17,000)	(14,100)

Pro forma net income (loss)	$20,957	$(65,788)	$(30,758)

Pro forma net income (loss) per share:
Basic	$0.09	$(0.28)	$(0.13)
Diluted	0.09	(0.28)	(0.13)

The weighted average estimated fair values at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2003, 2002 and 2001 were $2.65, $9.15 and $1.92 per share option, respectively.

ATI 2003 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	3.1%	3.5%	4.0%
Volatility factor	71.1%	73.0%	50.0%
Weighted average expected life	4.2 years	4.0 years	2.5 years

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

For the purposes of reporting under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. For reporting under Canadian GAAP, if compensation costs are not recorded, the income tax benefit is treated as a reduction to the income tax provision.

(b) The following table indicates the differences between the amounts of certain balance sheet items determined in accordance with Canadian and U.S. GAAP:

	2003			2002

	U.S. GAAP	Canadian GAAP	Difference	U.S. GAAP	Canadian GAAP	Difference

				(Restated)	(Restated)
Assets:
Prepayments and sundry
receivables (a)(v)	$30,482	$31,753	$(1,271)	$21,806	$21,806	$–
Intangible assets (a)(i)	8,811	8,811	–	17,441	21,858	(4,417)
Goodwill (a)(ii)	170,367	190,095	(19,728)	168,087	187,815	(19,728)

Liabilities and
shareholders’ equity:
Accrued liabilities (a)(v)	136,709	136,709	–	50,786	49,421	1,365
Share capital	563,461	582,454	(18,993)	540,401	561,477	(21,076)
Contributed surplus	31,038	4,855	26,183	5,327	4,630	697
Retained earnings	103,320	104,026	(706)	91,149	68,797	22,352
Currency translation
adjustments	(19,209)	8,274	(27,483)	(19,209)	8,274	(27,483)

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for on the equity basis.

Although the adoption of proportionate consolidation has no impact on net income or shareholders’ equity, it does increase assets, liabilities, revenues, expenses and cash flow from operations from those amounts otherwise reported under U.S. GAAP. This is not reflected in the table of certain balance sheet items disclosed above.

52 ATI 2003

(ii) Additional disclosures as required in accordance with U.S. GAAP:
(1)	As at August 31, 2003, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $12.3 million (2002 – $7.9 million).
(2)	As at August 31, 2003, sales rebate payable represents 17% of total consolidated current liabilities (2002 – 7%).
(3)	For the year ended August 31, 2003, the net foreign exchange gain was approximately $0.8 million (2002 – loss of $0.4 million; 2001 – loss of $1.9 million).

(iii) Comprehensive income:

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires disclosure of comprehensive income, which includes reported net income adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income (loss) and its components:

	2003	2002	2001

		(Restated)	(Restated)
Net income (loss) in accordance with U.S. GAAP	$12,171	$(47,791)	$(18,352)
Other comprehensive income (loss), net of tax:
Unrealized loss on available for sale securities (1)	–	–	(4,159)
Unrealized loss on interest rate swap contract (2)	–	510	(510)
Reclassification adjustment	–	439	–

Comprehensive income (loss)	$12,171	$(46,842)	$(23,021)

(1)	U.S. GAAP requires investments in marketable securities available for sale to be recorded at market value and all unrealized holding gains and losses reflected in shareholders’ equity. Under Canadian GAAP, long-term investments are carried at historical cost with losses in value being recognized in income only when the loss in value is other than temporary and increases in value being recognized only when realized.

(2)	During fiscal 2001, CVRH, the joint venture in which the Company has 50% ownership, entered into an interest rate swap contract (note 18), which was designated as a cash flow hedge for the interest rate risk applicable to its expected future mortgage requirement. Under Canadian GAAP, the hedging instrument is treated as an off-balance sheet item until it closes. Under U.S. GAAP, hedging instruments must be measured at fair value. The unrealized gain or loss arising from changes in fair value of the interest rate swap contract is recognized in other comprehensive income to the extent it is effective; the ineffective portion, if any, is reported in income currently. In the third quarter of fiscal 2002, the interest rate swap was deemed ineffective and reported in income since the actual closing date of the financing differed from the period covered by the interest rate swap.

(c) New United States accounting pronouncements
(i) In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2004 fiscal year. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

ATI 2003 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2003, 2002 and 2001 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(ii) In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing variable interest entities as of the beginning of the Company’s fiscal year beginning September 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both, to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTE 21. Litigation

In addition to the claims and proceedings, as described in note 15, the Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

NOTE 22. Subsequent event

On September 2, 2003, the Company announced the acquisition of certain assets of AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.0 million.

54 ATI 2003

DIRECTORS AND OFFICERS
BOARD OF DIRECTORS	EXECUTIVE MANAGEMENT

James D. Fleck[1,2,3]
Chairman, Fleck Management Services Ltd.

K.Y. Ho
Chairman & Chief Executive Officer,
ATI Technologies Inc.

Alan D. Horn[1]
Vice President, Finance &
Chief Financial Officer,
Rogers Communications Inc.

Paul Russo [2]
Chairman, President &
Chief Executive Officer,
Silicon Optix Inc.

John E. Caldwell[1,2,3]
Company Director

Robert A. Young[1]
Chairman, IRT, Inc.

Ronald Chwang[3]
Chairman and President,
Acer Technology Ventures, America

[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Governance and
Nominations Committee

K.Y. Ho
Chairman & Chief Executive Officer

David Orton
President & Chief Operating Officer

Terry Nickerson
Senior Vice President, Finance &
Chief Financial Officer

Michel Cadieux
Senior Vice President, Corporate Services

Adrian Hartog
Senior Vice President & General Manager,
Consumer Business Unit

Rick Bergman
Senior Vice President, Marketing
& General Manager, Desktop Business Unit

Rick Hegberg
Senior Vice President, Worldwide Sales

Phil Eisler
Vice President & General Manager,
Integrated and Notebook
Business Unit

Henry Quan
Vice President, Corporate Development

Gilbert Christie
Vice President, Board Operations

Jim Seto
Vice President, ASIC Engineering Operations	Louise Cragg
Vice President, Information Technology

Jason Peterson
Vice President, Finance

Bryan Robb
Vice President & General Counsel

Dean Blain
Corporate Secretary

Geoff Phillips
Vice President & General Manager,
DTV Business

Raymond Li
Vice President, PC ASIC Engineering

Ben Bar-Haim
Vice President, PC Software Engineering

Dave Rolston
Vice President, Engineering,
ATI Research Silicon Valley Inc.

Greg Buchner
Vice President, Engineering,
ATI Research Silicon Valley Inc.

Robert Feldstein
Vice President, Engineering,
ATI Research Inc.

CORPORATE INFORMATION
ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders will
be held on Tuesday, January 27, 2004
at 2:00 p.m. at The Carlu,
444 Yonge Street, 7th Floor, Toronto,
Ontario M5B 2H4.
All shareholders are invited to attend.

LISTING OF COMMON SHARES

The common shares of the Company are listed on the Toronto Stock Exchange under the stock symbol “ATY” and the Nasdaq stock market under the symbol “ATYT.”

AUDITORS

KPMG LLP
Yonge Corporate Centre
4100 Yonge Street
Suite 200
Toronto, Ontario
Canada M2P 2H3

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Scotia Plaza
40 King Street West
Suite 5800
Toronto, Ontario
Canada M5H 3Z7

Shearman & Sterling
Commerce Court West
199 Bay Street
Suite 4405
Toronto, Ontario
Canada M5L 1E8

BANKERS

HSBC Bank Canada
1940 Eglinton Avenue East
Scarborough, Ontario
Canada M1L 4R2

TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company
320 Bay Street
6th Floor
Toronto, Ontario
Canada M5H 4A6
Tel: (416) 643-5500
Toll free: 1-800-387-0825

Copyright 2003, ATI Technologies Inc. All Rights Reserved. ATI and ATI’s product names are trademarks and/or registered trademarks of ATI Technologies Inc. All other Company and/or product names are trademarks and/or registered trademarks of their respective owners.

ATI 2003 55

ATI Technologies Inc. 1 Commerce Valley Drive East Markham, Ontario Canada L3T 7X6 T 905.882.2600 F 905.882.2620 visit our website at www.ati.com

ATI IS	everywhere

AT play
Saving the world or destroying the galaxy. Battling monsters or winning the race. Challenging your mind or your best friend.
Whatever your game, we make it brilliantly real with vibrant cinematic visualization and games with immersive visual effects that fly at screaming warp speed. Let’s play.
THE MOMENTUM CONTINUES DURING FISCAL 2003, AS ATI REDEFINES INNOVATION AND CHALLENGES THE BOUNDARIES
AT work

Ready to create what’s never been seen before?
Digital content. Games. Whatever. Then you want the
seriously cool ability to generate stunningly precise
3D animation and to create eye-popping, real-life
visual effects in real-time. With ATI powering your
applications, work just got a lot more fun.

ON YOUR lap
Go where you’ve never been before on your laptop PC.
Create dazzling visual presentations, unleash the visual
spectacle of your favorite movies and thrill to
3D games with eye-popping, real-time, cinematic
quality graphics. All with longer lasting battery power.
With ATI inside, you’re out there!
OF WHAT’S POSSIBLE IN VISUALIZATION TECHNOLOGY. OUR QUEST TO ENABLE THE ULTIMATE VISUAL EXPERIENCE IS
IN YOUR living room

We’re putting the real in reality shows. See the future
of digital television as seen through our eyes. Sit back and immerse yourself in startling DVD-like picture quality.
So authentic, so real, you’ll think you’re there.

IN-YOUR-face
Multimedia is transforming. And ATI is
revolutionizing how you experience it with
customizable TV, DVD, audio and video editing
tools, in-your-face picture quality that’s out of
this world and breathtaking 3D graphic
performance that delivers breakneck action
and thrills. Go for it!

MAKING REMARKABLE PROGRESS AS WE MAKE BREAKTHROUGHS IN BOTH ESTABLISHED AND NEW MARKETS.
IN YOUR hand

The world is in the palm of your hand like never
before, with cell phones and handheld devices
that give you an unequalled visual experience
with advanced 2D graphics and wireless streaming
video. What’s even more cool, you can go, go, go,
because we also increase your battery life. Awesome!

Desktop / Workstation

Desktop ATI’s family of RADEON™ products optimizes performance and delivers visually stunning 2D and 3D performances that are out of this world.	Workstation ATI’s FireGL™ workstation solutions deliver unprecedented new standards of creativity, performance and stability for DCC and CAD professionals.

Integrated / DTV—Set-top box

Integrated Flexible and scalable integrated graphics processors are the perfect foundation for corporate and consumer PCs in the value segment.	DTV—Set-top box Our breakthrough integrated multimedia chipsets are bringing DVD-like picture quality and interactive services for digital TV and set-top boxes to life.

Mobile / Game Console

Mobile MOBILITY™ RADEON™ products will move you with unprecedented 3D processing power, longer-lasting battery life and irresistible graphics.	Game Console Fun and games taken to new extremes with brilliant graphics technology, for awesome real- time gameplay and cinematic quality imagery.

Handheld / Apple / Multimedia

Handheld Revolutionary IMAGEON™ products deliver graphically advanced, power saving technology for wireless, handheld and mobile communication devices.	Apple ATI makes the Mac experience on Apple computers even more unique and inspiring with singularly innovative graphics performance and 3D thrills.	Multimedia Experience the wonder of entertainment products featuring our ALL-IN-WONDER® customizable TV, DVD, audio and video editing tools.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: December 18, 2003	By: //Terry Nickerson//
Name: Terry Nickerson
Title: Senior Vice President, Finance and
Chief Financial Officer